Exhibit 4.37

ASSET PURCHASE AGREEMENT

by and among

BIO FILMS, LLC

AQUAFILM, LLC,

AQUAFILM USA, INC.

and

EACH OF THE STOCKHOLDERS OF AQUAFILM, LLC

Dated as of March 7, 2004

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3.24.	Accounts Receivable.	31
3.25.	Bank Accounts; Officers and Directors.	32
3.26.	Products Liability.	32
3.27.	Customer Relationships.	32
3.28.	Disclosure.	32

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER		32

4.1.	Organization.	32
4.2.	Authorization; Binding Agreement.	32
4.3.	Conflicts, Consents and Approvals.	33
4.4.	No Brokers or Finders.	33

ARTICLE V CERTAIN COVENANTS		33

5.1.	Public Announcements.	33
5.2.	Further Assurances.	34
5.3.	Transfer Agreements.	34
5.4.	Release.	34
5.5.	Consents.	34
5.6.	Best Efforts.	34
5.7.	Employees, Vendors and Customers.	34
5.8.	Tax Matters.	34
5.9.	Employee Matters.	35
5.10.	No Employment Rights.	35
5.11.	Employment Agreement.	35
5.12.	Non-Competition.	35
5.13.	Litigation Support.	37
5.14.	Transition.	37
5.15.	No Third Party Beneficiaries.	37
5.16.	Exclusivity.	37
5.17.	Capital Financing.	37
5.18.	Intellectual Property Matters.	37
5.19	Services.	38

ARTICLE VI CONDITIONS		39

6.1.	Conditions Precedent to the Buyer’s Obligations.	39
6.2.	Conditions Precedent to the Sellers’ Obligations.	41

ARTICLE VII TERMINATION AND ABANDONMENT		42

7.1.	Termination.	42
7.2.	Procedures and Effect of Termination.	42

ARTICLE VIII INDEMNIFICATION		43

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8.1.	The Sellers’ Obligations to Indemnify.	43
8.2.	The Buyer’s Obligations to Indemnify.	43
8.3.	Notice and Opportunity to Defend.	43
8.4.	Procedure for Claims by Parties.	45
8.5.	Limitations on Indemnification.	45
8.6.	Survival of Representations and Warranties.	46
8.7.	Purchase Price Adjustment.	46
8.8.	Right to Offset.	46

ARTICLE IX MISCELLANEOUS		46

9.1.	Amendment and Modification.	46
9.2.	Waiver of Compliance; Consents.	46
9.3.	Notices.	47
9.4.	Assignment; No Third Party Beneficiaries.	48
9.5.	Expenses.	48
9.6.	Governing Law.	48
9.7.	No Contribution.	49
9.8.	Counterparts.	49
9.9.	Entire Agreement.	49
9.10.	Severability.	49
9.11.	Waiver.	49
9.12.	Arm’s Length Contract.	49
9.13.	Headings; Interpretation.	50
9.14.	Specific Performance.	50

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EXHIBITS

Exhibit A	-	Earn-Out
Exhibit B	-	Form of Assumption Agreement
Exhibit C	-	Form of Bill of Sale
Exhibit D	-	Form of Opinion Letter of Counsel for the Seller
Exhibit E	-	Form of Release
Exhibit F	-	Form of Employment Agreement

SCHEDULES

Schedule 2.1(b)	Capital Items
Schedule 2.1(c)	Inventory
Schedule 2.1(g)	Real Property
Schedule 2.2(e)	Excluded Assets
Schedule 3.1	Certificate of Organization and Limited Liability Company Agreement
Schedule 3.2(b)	Beneficial Ownership
Schedule 3.2(e)	Rights with Respect to Securities
Schedule 3.4	Conflicts, Consents and Approvals of the Seller
Schedule 3.5	Litigation
Schedule 3.6	Financial Statements of the Seller
Schedule 3.8	Tax
Schedule 3.9	Undisclosed or Contingent Liabilities
Schedule 3.10	Real Estate
Schedule 3.11	Conditions of Assets
Schedule 3.12	Insurance
Schedule 3.13	Environmental Matters
Schedule 3.14	Intellectual Property
Schedule 3.15	Permits
Schedule 3.16	Compliance with Laws
Schedule 3.17(a)	Labor
Schedule 3.17(b)	Workers Compensation Claims
Schedule 3.18	Adverse Changes
Schedule 3.19	Transactions with Affiliates
Schedule 3.20	Contracts and Commitments
Schedule 3.21(a)	Employee Benefit Plans
Schedule 3.21(c)	Compliance with Laws
Schedule 3.23	Inventory
Schedule 3.24	Accounts Receivable
Schedule 3.25	Bank Accounts; Officers and Directors
Schedule 3.26	Products Liability
Schedule 3.27	Customers
Schedule 4.3	Conflicts, Consents and Approvals of the Buyer
Schedule 5.9	Employee List
Schedule 5.17	Capital Improvements

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ASSET PURCHASE AGREEMENT

THIS IS AN ASSET PURCHASE AGREEMENT, dated as of March 7, 2004 (this “Agreement”), by and among Bio Films, LLC, a Delaware limited liability company (“Buyer”), Aquafilm, LLC, a Florida limited liability company (“Aquafilm”), Aquafilm USA, Inc., a North Carolina corporation (“Aquafilm USA” and, together with Aquafilm, the “Sellers”), and each of the selling stockholders set forth on the signature pages hereto (each, a “Selling Stockholder” and, collectively, the “Selling Stockholders”).

Background

A. The Selling Stockholders own all of the issued and outstanding capital shares of Aquafilm. Aquafilm USA is a wholly-owned subsidiary of Aquafilm.

B. The Buyer is an indirect wholly-owned subsidiary of Bio-Progress plc, a company organized under the laws of England and Wales (the “Parent”).

At their facilities in Tampa, Florida, the Sellers are engaged in the business of the development and manufacture of edible films manufactured from water soluble and water insoluble polymers with other soluble, digestible ingredients including, but not limited to, for the purpose of packaging applications, and for food, cosmetic, pharmaceutical and consumer dosing applications (the “Business”).

C. The Sellers desires to sell and transfer to Buyer and Buyer desires to purchase from the Sellers substantially all of the assets of the Sellers used in the Business all upon the terms, and subject to the conditions set forth in this Agreement.

Terms

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, and agreements contained herein, and upon the terms and subject to the conditions hereinafter set forth, and intending to be legally bound hereby, the parties do hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Admission” means the admission of the Placing Shares to trading on AIM becoming effective in accordance with the AIM Rules.

“Aggregate Earn-Out Consideration” equals the aggregate earn-out payments, if any, payable in accordance with Exhibit A hereto.

“AIM” means the Alternative Investment Market of the London Stock Exchange plc.

“AIM Rules” means the AIM admission rules published by the London Stock Exchange as in force at the date of this Agreement or, where the context requires, as amended or modified after the date of this Agreement.

“Encumbrance” means any encumbrance of any kind whatsoever and includes any security interest, mortgage, deed of trust, lien, judgment, tax lien, sewer rent, assessment, mechanics or materialmens’ lien, hypothecation, pledge, assignment, easement, servitude, right of way, restriction, tenancy, encroachment or burden or any other right or claim of others affecting the Purchased Assets and any restrictive covenant or other agreement, restriction or limitation on the use of the Purchased Assets.

“GAAP” means United States generally acceptable accounting principles.

“Material Adverse Effect” means, individually or together with other adverse effects, any material adverse effect (i) on the assets, liabilities, operations (including relationships with vendors, suppliers, customers and employees), business, results of operations or financial condition or prospects of the Sellers or the Business, (ii) on the ability of the Sellers to consummate the transactions contemplated hereby, or (iii) on the ability of the Sellers or the Business to continue to operate its business after the Closing in substantially the same manner as such business is conducted prior to the Closing.

“Net Working Capital” shall mean, for the Business, an amount equal to: (i) all “current assets” including, but not limited to, accounts receivable, rebates receivable, inventory, and prepaid expenses, less (ii) all “current liabilities” including, but not limited to, accounts payable, accrued expenses, rebates payable, accrued and withheld payroll taxes, sales tax payable, state F&E tax payable, in each case as such items are determined using in accordance with GAAP consistently applied.

“Parent Shares” means the ordinary shares of 1 pence each in the capital of the Parent.

“person” means any individual, corporation, partnership, limited liability company, joint venture, association, trust or other entity or organization.

“Placing” means the placing by Collins Stewart Limited as agent for the Parent of the Placing Shares pursuant to the Placing Agreement.

“Placing Agreement” means the placing agreement dated today and made between (i) the Parent and (ii) Collins Stewart Limited, a copy of which has been provided to the Sellers.

“Placing Shares” means the 10,000,000 Parent Shares to be allotted and issued pursuant to the Placing.

“Transaction Documents” means this Agreement, the Assumption Agreement and the Bill of Sale.

DEFINED TERMS	Page
Acquisition Proposal	37
affiliate	26
Agreement	1
Aquafilm	1
Aquafilm USA	1
Asserted Liability	44
Asset Acquisition Statement	34
associate	26
Assumed Contracts	6
Assumed Liabilities	7
Assumption Agreement	34
Authority	14
Balance Sheet	14
Balance Sheet Date	14
Benefit Plans	28
Bill of Sale	34
Business	1
Business Employees	35
Business Records	5
Buyer	1
Buyer Breach	42
Buyer Indemnified Party	43
Cash Payment	11
Cash Purchase Price	10
Claim Response	45
Claims Notice	44
Closing	11
Closing Date	11
Code	15
Contracts	26
Employment Agreement	35
Environmental Audits	20
Environmental Laws	18
Environmental Liabilities	20
Environmental Permits	18
ERISA	30
ERISA Affiliate	30
Excluded Assets	7
Financial Statements	14

Group Health Plan	30
Hazardous Materials	19
Indemnified Parties	43
Indemnifying Party	44
Intellectual Property	6
Inventory	5
IRS	28
Leased Real Property	16
Leases	16
Litigation Conditions	44
Losses	43
Management	19
Manages	19
Maximum	46
Monosol Obligations	11
Order	13
Parachute Payments	30
Parent	1
PCBs	19
Pension Plan	28
Permits	22
Permitted Encumbrances	16
Proceeding	13
Products	38
prohibited transaction	29
Purchase Price	10
Purchased Assets	5
Real Estate	6
Release	34
Released	20
Remediation	19
Required Consent	13
Response Period	45
Restricted Period	35
Retained Liabilities	8
Seller Breach	42
Seller Indemnified Party	43
Sellers	1
Selling Stockholders	1
Services	38
Statement of Allocation	34
Tax Returns	15
Taxes	15
Term Sheets	8

Threshold	45
Transition Period	38
WARN	23

ARTICLE II

THE TRANSACTION

2.1. Sale and Purchase of Assets. Subject to the terms and conditions hereof, on the Closing Date, the Sellers will sell, transfer, convey and assign to the Buyer and Buyer will purchase from the Sellers, free and clear of all Encumbrances of every kind, nature and description, the Purchased Assets, the Business as a going concern and the goodwill related thereto for the Purchase Price specified in Section 2.6. For purposes of this Agreement, “Purchased Assets” shall mean all of the Sellers’ business, properties, assets, goodwill and rights of every kind, nature and description existing on the Closing Date relating to the conduct of the Business as a going concern, wherever such assets are located and whether real, personal or mixed, tangible or intangible, and whether or not any of such assets have any value for accounting purposes or are carried or reflected on or specifically referred to in its books or financial statements, except for the Excluded Assets (as defined in Section 2.2), including, without limitation:

(a) intentionally deleted;

(b) all machinery, equipment, fixtures, tools, supplies, tooling, dies, spare parts, fixtures and improvements, and similar capital items including without limitation the items listed on Schedule 2.1(b) hereto;

(c) all inventory, including without limitation, finished goods, work-in-process, supplies, raw materials, recycled materials, scrap, containers, consigned inventory, central, shared or common inventory, parts and spares, a summary of which is set forth on Schedule 2.1(c) hereto (the “Inventory”);

(d) all other tangible assets, including office furniture, office equipment and supplies, inventory, computer hardware, leasehold improvements and motor vehicles;

(e) all books, records, manuals, documents, books of account, correspondence, sales and credit reports, customer lists, subscription lists, mailing lists, literature, brochures, marketing or promotional material and the like, including, without limitation, all discs, tapes and other media storing data and other information and all of the software and information management systems related to the Business (collectively, the “Business Records”);

(f) all of the rights under all contracts, contractual rights, agreements, purchase orders, leases, warranty rights, alliance or evergreen agreements, distribution and sales representative agreements and instruments, including those identified on Schedule 3.20 hereto, and including those (i) for the lease of machinery and equipment, real property, motor vehicles, or furniture and office equipment, (ii) for the performance of services, (iii) which restrain or restrict any person from directly or indirectly competing with the Business or from disclosing confidential or proprietary information, and (iv) any such contracts, agreements, instruments and leases entered into between the date hereof and the Closing Date that are consistent with the terms of this Agreement (collectively, the “Assumed Contracts”);

(g) all real property, leaseholds and subleaseholds therein, together with all fixtures, fittings, buildings, structures and other improvements erected thereon, and easements, rights, privileges and other appurtenances thereto, as more particularly described in Schedule 2.1(g) hereto (the “Real Estate”);

(h) all guarantees, warranties, indemnities and similar rights with respect to any and all of the Purchased Assets and all related claims, credits, rights of recovery and set off;

(i) (i) all patents, patent applications, copyrights, copyright registrations and copyright registration applications of the Business and all rights thereto, (ii) all registered and unregistered trademarks, including, but not limited to, trade names, service marks, designs, logotypes and trade dress, trademark and service mark registrations and applications for trademark and service mark registrations, together with all rights related thereto, (iii) all patent, trademark, service mark, trade name, copyright, know-how and other intangible or proprietary rights granted to the Sellers by third parties under licensing or other agreements, (iv) all know-how, proprietary information, inventions, technologies, designs, technical data, production methods, trade and business secrets, engineering data, models, prototypes, drawings, diagrams, bills of material, manuals and other information, (v) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and all improvements thereto, (vi) all computer hardware and software whether internally developed, purchased, or licensed, (vii) all other proprietary rights, (viii) all copies and tangible embodiments thereof (in whatever form or medium), and (ix) all rights of action arising from the items listed in clauses (i) through (viii) above, including but not limited to, all claims by reason of, and the right to collect damages for, the past, present or future infringement, dilution or misappropriation thereof ((i) through (ix) collectively, the “Intellectual Property”), including but not limited to, the Intellectual Property set forth in Schedule 3.14.

(j) all franchises, consents, licenses, permits, certifications, orders, registrations, and approvals granted by any governmental, quasi-governmental or non-governmental third Person and which are used in, or otherwise necessary or material to, the operation or conduct of the Business, including the Environmental Permits;

(k) all rights of to any insurance proceeds relating to the damage, destruction or impairment of assets or other rights described in this Section 2.1 which would have been Purchased Assets but for such damage, destruction or impairment prior to the Closing;

(l) the goodwill of the Business;

(m) the going concern value of the Business; and

(n) all other assets reflected on the Balance Sheet for the year ended December 31, 2003 attached hereto as part of Schedule 3.6 and all additions thereto of any nature arising after the date thereof.

2.2. Excluded Assets. Notwithstanding any other provision of this Agreement, the Sellers shall retain and the Purchased Assets shall not include the following assets (collectively, the “Excluded Assets”):

(a) all of the rights, claims or causes of action of the Sellers against third parties to the extent they relate to the Retained Liabilities (as hereinafter defined);

(b) any claim, right or interest of the Sellers in and to any refund of Taxes of any kind relating to any period prior to the Closing Date;

(c) all of the cash, cash in banks, certificates of deposit, cash equivalents, bank and mutual fund accounts, deposits, investments, securities, advance payments, prepaid items and expenses, deferred charges, claims for refund and other cash equivalents on hand or on deposit in any financial institution on the Closing Date of the Business;

(d) all trade and other notes and accounts receivable;

(e) all claims, choses in action, causes of action and judgments relating to the Purchased Assets or the operation of the Business;

(f) the Sellers’ stock books, minute books and other similar limited liability company records; and

(g) any assets listed on Schedule 2.2(e) hereto.

2.3. Assumption of Certain Liabilities. Subject to the terms and conditions of this Agreement, except as otherwise specifically provided in this Section 2.3 (including in respect of the Retained Liabilities, as set forth in Section 2.4 below), on the Closing Date, the Buyer will assume and agree to pay, discharge or perform, as appropriate, the following specific liabilities and obligations of the Sellers (in no event to include any obligations or liabilities which (i) relate to any breach of any representation, warranty, covenant or agreement which arose on or prior to the Closing Date, or (ii) relate to any obligations or liabilities under the Assumed Contracts which, whether pursuant to the terms of the Assumed Contracts or the course of dealing of the parties, were performed (in whole or in part) or required to be performed (in whole or in part) on or prior to the Closing Date) (the “Assumed Liabilities”):

(a) all executory liabilities and obligations of the Sellers in respect of the Assumed Contracts as specified on Schedule 3.20 to the extent arising after the Closing, except that the Buyer shall not assume or agree to pay, discharge or perform any liabilities or obligations arising out of any breach or default (including for this purpose any event which, with notice or lapse of time would constitute such a breach or default) by the Sellers of any provision of any Assumed Contract, including liabilities or obligations arising out of the Sellers’ failure to perform any agreement, contract, commitment or lease in accordance with its terms prior to the Closing.

(b) Notwithstanding the foregoing, the Buyer shall not assume any liability or obligation with respect to any contract other than (i) such written contracts to which either Seller is a party and previously delivered to the Buyer, (ii) in the case of (A) the Memorandum of Understanding by and between the Aquafilm and Healthy Moments LLC dated December 15, 2003 and (B) the form of Supply Agreement between Aquafilm and Home Market Foods, Inc. delivered to the Buyer on February 10, 2004 (the “Term Sheets”), the obligations under the written Term Sheets but only to the extent of the express terms contained therein and (iii) such oral agreements specifically described on Schedule 3.20 as and to the extent previously described in full (without any omission) to the Buyer. For the avoindance of doubt, therefore, in the case of the Term Sheets, any matters not expressly set forth on the Term Sheets are Retained Liabilities.

2.4. Retained Liabilities. Except as expressly provided in Section 2.3, the Buyer will not assume any liabilities, commitments or obligations (known or unknown, contingent or absolute and whether or not determinable as of the Closing) of the Sellers except for the Assumed Liabilities as specifically and expressly provided for above, whether such liabilities or obligations relate to payment, performance or otherwise, and all liabilities, commitments or obligations (known or unknown, contingent or absolute and whether or not determinable as of the Closing) not expressly transferred to Buyer hereunder as Assumed Liabilities are being retained by the Sellers (the “Retained Liabilities”), who shall remain liable therefor unconditionally and without right of set-off. The Sellers hereby irrevocably and unconditionally waive and release the Buyer from all Retained Liabilities, including any Retained Liabilities created by statute or common law.

Without limiting the foregoing, except as expressly provided in Section 2.3, all of the following shall be considered Retained Liabilities and not Assumed Liabilities for the purposes of this Agreement:

(a) any and all liabilities and obligations of the Sellers arising out of or relating to the conduct of the Business or the ownership of the Purchased Assets on or prior to the Closing Date, including any and all claims, demands, actions, suits or legal proceedings that are pending or have been or are asserted or threatened prior to or after the Closing Date against the Sellers, the Business or the Purchased Assets, or that may be asserted, or that have arisen or arise in any way from or in connection with (i) the conduct or operation of the Business or the ownership of the Purchased Assets on or prior to the Closing Date, or (ii) any other business or activities of the Sellers conducted prior to or after the Closing Date;

(b) any liabilities or obligations in respect of Excluded Assets;

(c) any obligations of the Sellers for expenses, Taxes or fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement or the consummation of the transactions contemplated hereby, including, without limitation, all attorneys’ and accountants’ fees and all brokers’ or finders’ fees or commissions payable by the Sellers;

(d) any obligation of the Sellers under or arising out of this Agreement;

(e) liabilities to the extent that the Sellers are insured or otherwise indemnified or which would have been covered by insurance (or indemnification) but for a claim by the insurer (or the indemnitor) that the insured (or the indemnitees) had breached its obligations under the policy of insurance (or the contract of indemnity) or had committed fraud in the insurance application;

(f) any liabilities or obligations, the existence of which constitute a breach of the representations, warranties or covenants of the Sellers contained in this Agreement;

(g) any obligations or liabilities of the Sellers to indemnify its officers, directors, employees or agents;

(h) all federal, state, local, foreign and other Taxes imposed on the Sellers, including (i) any Tax that has been or may be incurred as a result of the Sellers’ operation of the Business or ownership of the Purchased Assets whether or not assessed or determined on, before or after the Closing Date, (ii) any Tax unrelated to the Sellers’ operation of the Business or ownership of the Purchased Assets, (iii) any Taxes imposed as a result of the consummation of the transactions contemplated by this Agreement, and (iv) any liability for Taxes pursuant to a Tax sharing agreement or Tax indemnity, or as a transferee or successor, by contract or otherwise;

(i) any product warranty, product liability, service warranty or service liability of any nature in respect of products of the Business manufactured or sold or services provided prior to Closing;

(j) any liabilities or obligations of the Sellers arising out of any capital leases;

(k) any liabilities or obligations of the Sellers, contingent or otherwise, for any indebtedness of Sellers;

(l) any liability or obligation with respect to employment, termination of employment, compensation or employee benefits of any nature (including, but not limited to, the benefits provided under the Benefit Plans) owed to any employee or former employee of Sellers or its affiliates (or the beneficiary of any employee or former employee) whether or not the affected employee or former employee becomes a Business Employee, that arise out of or relates to employment or the employment relationship between the Sellers or its affiliates and such employee or former employee or the termination of such relationship;

(m) any Environmental Liabilities;

(n) any liability or obligation of the Business to the Sellers or any of its affiliates; and

(o) notwithstanding the provisions of any consent to assignment of an Assumed Contract, any liability or obligation under any Assumed Contract to the extent such liability or obligation relates to any period prior to or on the Closing Date, including any liability or obligation for any breach of or default under any Assumed Contract which liability or obligation relates to any such breach or default occurring prior to or on the Closing Date.

2.5. Consent of Third Parties. On the Closing Date, the Sellers will assign to the Buyer, and the Buyer will assume, the Assumed Contracts as and to the extent provided in this Agreement by means of the Assumption Agreement referred to in Section 5.3. To the extent that the assignment of all or any portion of any Assumed Contract shall require the consent of the other party thereto or any other third party, this Agreement and the Assumption Agreement shall not constitute an agreement to assign any such Assumed Contract included in the Purchased Assets if an attempted assignment without any such consent would constitute a breach or violation thereof. In order, however, to provide the Buyer the full realization and value of every Contract of the character described in the immediately preceding sentence, the Sellers agrees that on and after the Closing, it will, at the request and under the direction of the Buyer, in the name of the Sellers or otherwise as the Buyer shall specify, take all reasonable actions (including the appointment of the Buyer as attorney-in-fact for the Sellers) and do or cause to be done all such things as shall in the reasonable opinion of the Buyer or its counsel be necessary or proper (a) to assure that the rights of the Sellers under such Assumed Contracts shall be preserved for the benefit of or transferred or issued to the Buyer and (b) to facilitate receipt of the consideration to be received by the Sellers in and under every such Assumed Contract, which consideration shall be held for the benefit of, and shall be delivered to, the Buyer. Nothing in this Section 2.5 shall in any way diminish the Sellers’ obligations hereunder to obtain all consents and approvals and to take all such other actions prior to or at Closing as are necessary to enable Sellers to convey or assign good and marketable title free and clear of Encumbrances (other than Permitted Encumbrances) to all the Purchased Assets to the Buyer. The Sellers shall be solely responsible for any costs associated with the transfer or assignment of any Assumed Contracts.

2.6. Purchase Price. The purchase price payable to the Sellers in consideration of the transfer to the Buyer of the Purchased Assets contemplated hereby shall be the cash and stock consideration referred to in Section 2.7 (the “Cash Purchase Price”) plus the assumption of the Assumed Liabilities in accordance with Section 2.3 (collectively, the “Purchase Price”).

2.7. Payments. The Cash Purchase Price shall be payable as follows:

(a) On the Closing Date, Buyer shall and deliver to the Sellers cash in an amount equal to Three Million Five Hundred Thousand Dollars ($3,500,000) less any deposits made by the Buyer to the Sellers prior to the Closing Date (the “Cash Payment”); and

(b) subsequent to the Closing Date, as earned, the Aggregate Earn-Out Consideration (if any). The Aggregate Earn-Out Consideration shall be payable in cash.

The parties further understand and agree that, within a reasonable time after execution of this Agreement, they will identify a mutually acceptable escrow agent to hold the Cash Payment in escrow pending Closing, which amounts shall be released to the Sellers at Closing, except for an amount equal to the sum of the remaining Monosol Obligations as described herein which shall be retained to assure pay off of the Monosol Obligations. The parties hereby agree that in the event that the Sellers have not fully satisfied their obligations under that certain Settlement Agreement among Aquafilm and Monosol, LLC and certain other parties dated May 22, 2003 (the “Monosol Obligations”), the full amount of the Monosol Obligations shall be retained in escrow pending delivery to the Buyer of evidence reasonably satisfactory to the Buyer of settlement in full by the Sellers or, in the event the Sellers fail to satisfy such Monosol Obligations, the Buyer may use such money to satisfy Sellers’ obligations thereunder.

2.8. Closing Date, Time and Place. The closing of the purchase and sale of the Purchased Assets (the “Closing”), shall take place on the second business day after the date on which each of the conditions set forth in Article VI shall have been satisfied or waived, or such other date and at such other time the Sellers and the Buyer may agree in writing (the “Closing Date”). The Closing shall take place at 10:00 a.m., local time, at the offices of Dechert LLP, 1717 Arch Street, Philadelphia, Pennsylvania or at such other time or location as the Sellers and the Buyer shall mutually agree.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLERS AND THE SELLING SHAREHOLDERS

The Sellers and the Selling Shareholders hereby, jointly and severally, represent and warrant to the Buyer as follows:

3.1. Organization and Standing.

(a) Aquafilm is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Florida, and has all requisite limited liability company power and authority to own, lease and operate its property and to conduct the business in which it is engaged as presently conducted. Aquafilm USA is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, and has all requisite corporate power and authority to own, lease and operate its property and to conduct its business in which it is engaged as presently conducted. Each of the Sellers is duly qualified to do business as a foreign limited liability company or foreign corporation, as applicable, and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it, or the conduct of its business, makes such qualification necessary, except where the failure to be so duly qualified and in good standing could not reasonably be expected to have a Material Adverse Effect.

(b) Attached hereto as Schedule 3.1 are true and complete copies of (i) Aquafilm’s current Articles of Organization and Limited Liability Company Operating Agreement, as in effect on the date of this Agreement and (ii) Aquafilm USA’s current Articles of Incorporation and Bylaws, as in effect on the date of this Agreement.

3.2. Ownership of Shares; Capitalization.

(a) The membership of Aquafilm consists of six members. Schedule 3.2(a) sets forth a true and accurate list of all record and beneficial owners of membership interests in Aquafilm (the “Membership Interests”), along with each such person’s ownership interest. Each Selling Shareholder owns his Membership Interests free and clear of any Encumbrances.

(b) The Membership Interests constitute the only issued and outstanding equity interests of Aquafilm. There are no other equity interests of Aquafilm issued or outstanding, including any equity interests held in treasury. The equity interests of Aquafilm (i) are duly authorized, validly issued, fully paid and nonassessable, (ii) have not been issued in violation of any preemptive rights, rights of first refusal or other understanding binding upon Aquafilm, and (iii) have been offered and sold in compliance with all applicable federal and state securities laws and regulations.

(c) There are no outstanding options, warrants, rights, agreements, calls, commitments or demands of any character or Encumbrances relating to the Membership Interests and no securities convertible into or exchangeable for any of such Membership Interests.

(d) Except as set forth on Schedule 3.2(d) hereto, Aquafilm is not a party to, or bound by, any arrangement, agreement, instrument or order (i) relating to the transfer of any equity securities (including in respect of preemptive rights) of Aquafilm, (ii) relating to any Encumbrances upon or the dividend or voting rights of any equity securities of Aquafilm or (iii) granting, or obligating Aquafilm to grant, to any person any preemptive right.

3.3. Authorization; Binding Agreement. Each of the Sellers has full limited liability company or corporate power and authority, as applicable, to execute and deliver the Transaction Documents and each other document or instrument contemplated hereby, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Sellers of the Transaction Documents and each other document or instrument executed or to be executed by it in connection herewith, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company, corporate and shareholder action. The Transaction Documents have been, and each other document or instrument to be executed by the Sellers in connection herewith will be, duly executed and delivered by the Sellers and, when duly executed and delivered by the other parties hereto and thereto, constitutes, or will constitute, legal, valid and binding obligations of the Sellers enforceable against them in accordance with their respective terms.

3.4. Conflicts, Consents and Approvals.

(a) The execution, delivery and performance by the Sellers of this Agreement and the Transfer Documents and the consummation by the Sellers of the transactions contemplated hereby will not (i) violate or conflict with the Articles of Organization and Limited Liability Company Operating Agreement of Aquafilm or the Articles of Incorporation or Bylaws of Aquafilm USA, (ii) assuming satisfaction of the requirements set forth in Section 3.4(b) below, violate any provision of law, rule or regulation to which the Sellers are subject or violate or conflict with any order, judgment, injunction or decree applicable to the Sellers or (iii) except as disclosed on Schedule 3.4, violate, breach or constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Sellers under, or result in the creation of a lien or Encumbrance on any of the properties or assets of the Sellers pursuant to, any provision of any agreement, contract, note, bond, mortgage, indenture, or lease or other instrument binding upon the Sellers or any license, franchise, permit or other similar authorization held by the Sellers, except in the case of the foregoing clause (iii) for any such violation, conflict, default, right or lien which would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The execution, delivery and performance by the Sellers of this Agreement and the Transfer Documents and the consummation by the Sellers of the transactions contemplated hereby do not require any consent from, filing with, consent or approval of, or notice to any governmental body, agency or official or any third party (including without limitation, in each case, any consent, approval or notice under any agreement, contract, note, bond, mortgage, indenture, or lease or other instrument binding upon the Sellers or any license, franchise, permit or other similar authorization held by the Sellers) except for any consent, filing or notice that the Sellers are required to obtain or make disclosed on Schedule 3.4. The parties have indicated with respect to the consents disclosed on Schedule 3.4 which of such consents will be required to be obtained prior to the Closing (each such indicated consent, a “Required Consent”).

3.5. Litigation. Except as set forth on Schedule 3.5 hereto, there is no pending or, to the knowledge of the Sellers, threatened claim, arbitration proceeding, action, suit, investigation or other proceeding (any of the foregoing, a “Proceeding”) against, involving or affecting the Sellers, or any of the property or rights of the Sellers or affecting the Purchased Assets or the Sellers’ right thereto, or questioning or affecting the validity of this Agreement or its enforceability against the Sellers, consummation by the Sellers of the transactions contemplated hereby, or compliance by the Sellers with the terms hereof, and, to the knowledge of the Sellers, there is no basis for any such Proceeding. The Sellers are not in violation of or default under any order, judgment, writ, injunction or decree (any of the foregoing, an “Order”) of any United States federal, provincial, state, local or foreign governmental or regulatory entity (or any department, agency, authority or political subdivision thereof) or court or arbitrator (any of the foregoing, an “Authority”). Any such Order binding on the Sellers is disclosed on Schedule 3.5. There are presently no outstanding Orders of any Authority against or affecting the Sellers or any of the Purchased Assets or Business or questioning or affecting the validity of this Agreement or its enforceability against the Sellers. Set forth on Schedule 3.5 is a description of all settlements of any Proceedings or Orders since January 1, 2000, together with a description of the amount or nature of each such settlement.

3.6. Financial Statements. The books of account and related records of the Sellers for the Business fairly reflect in reasonable detail all assets, liabilities and transactions relating to the Business and are in accordance with GAAP consistently applied and the Financial Statements. Schedule 3.6 contains the following financial statements: (a) the year-end financial statements (including balance sheet, income statement and statement of cash flow) for the Sellers as of and for the annual period ended December 31, 2003, (b) the year end financial statements (including balance sheet, income statement and statement of cash flow) for the Sellers as of and for the annual period ended December 31, 2002 and (c) the interim financial statements (including balance sheet, income statement and statement of cash flow) for the Sellers as of and for the interim period ended February 29, 2004, including the interim balance sheet for the Sellers as of February 29, 2004. The foregoing financial statements are collectively referred to herein as the “Financial Statements”. The Financial Statements (a) are correct and complete and in accordance with the books and records of Sellers; (b) fairly present the results of operations, financial position, assets and liabilities of the Business as of their respective dates or for the periods covered thereby; (c) have been prepared in accordance with GAAP on a basis consistent with past practice; and (d) reflect accurately all costs and expenses of the Business as if the Business were independent and not affiliated with any other person. All references in this Agreement to the “Balance Sheet” shall mean the balance sheet of the Sellers as of January 31, 2004, included in the Financial Statements and all references to the “Balance Sheet Date” shall mean December 31, 2003.

3.7. No Brokers or Finders. Neither the Sellers nor any of the Selling Stockholders, nor any of their respective officers, directors or employees, (a) has employed (or will employ) any broker or finder, or (b) has incurred (or will incur) any liability for any brokerage fees, commissions or finders’ fees or expenses or indemnification or similar obligations in connection with the transactions contemplated by this Agreement.

3.8. Taxes.

(a) The Sellers have (i) timely filed (taking into account any extensions of time within which to file) all Tax Returns (as defined below) required to be filed by it, (ii) paid all Taxes required to be paid with respect to such Tax Returns and (iii) paid all other Taxes (as defined below) for which a notice of assessment or demand for payment has been received, other than any Taxes being contested by the Sellers in good faith in appropriate proceedings. All such Tax Returns are true, correct and complete in all material respects; have been prepared in accordance with all applicable laws and requirements; and accurately reflect the taxable income (or other measure of tax) of the Sellers. The Sellers have timely filed all information returns or reports, including Forms 1099, that are required to be filed and has accurately reported all information required to be included on such returns or reports. United States federal and state income tax returns of the Sellers for each of the fiscal years ended December 31, 2000 through December 31, 2003 have been delivered to the Buyer. Such returns accurately reflect the income of the Sellers as reported in the Tax Returns actually filed.

(b) There are no examinations or audits of any of the Sellers’ Tax Returns currently under way; no such examinations or audits have been proposed in writing, and, to the knowledge of the Sellers no such examinations or audits have been threatened. There are no proposed assessments of Taxes against the Sellers, no proposed adjustments to any Tax Return pending against the Sellers and no proposed adjustments to the manner in which any Tax of the Sellers is determined. Except as disclosed on Schedule 3.8, no Tax Return is under examination by any taxing authority. No claim has been made by a taxing authority in a jurisdiction where the Sellers do not file Tax Returns that the Sellers are or may be subject to taxation by that jurisdiction.

(c) Except as disclosed on Schedule 3.8, the Sellers has not (i) executed a waiver or consent extending any statute of limitation for any Tax liability that remains outstanding, (ii) joined in or been required to join in filing a consolidated or combined federal, state or local income Tax Return, (iii) been the subject of a Tax ruling that has continuing effect, or (iv) been the subject of a closing agreement with any taxing authority that has continuing effect. The Sellers have not agreed to make nor is it required to make any adjustment under Section 481 of the Code by reason of a change in accounting method or otherwise.

(d) There are no liens for Taxes upon any of the Purchased Assets except liens for current Taxes not yet due and payable.

(e) Neither Seller is a foreign person as defined in the Code.

(f) For purposes of this Agreement, “Code” means the Internal Revenue Code of 1986, as amended, and any applicable predecessor or successor statute; “Taxes” means all United States federal, state, local and foreign income, payroll, withholding, excise, sales, use, real and personal property, use and occupancy, business and occupation, mercantile, real estate, capital stock, franchise and other taxes of any kind whatsoever, including interest and penalties thereon and all estimated taxes; “Tax Returns” means all returns or reports, including accompanying schedules, with respect to Taxes.

3.9. Absence of Undisclosed or Contingent Liabilities. Except as set forth on Schedule 3.9 hereto and except as (and to the extent) accrued for in the Balance Sheet, as of the Balance Sheet Date, the Sellers have conducted the Business in the ordinary course of business and consistent with past practice and had no liabilities or obligations (whether known or unknown, absolute or contingent, liquidated or unliquidated), other than executory obligations under contracts disclosed on Schedule 3.20. Since the Balance Sheet Date, the Sellers have not become subject to any such liability or obligation, other than (a) liabilities and obligations incurred in the ordinary course of business consistent with past practice of a type reflected on the Balance Sheet, which are not inconsistent with the representations and warranties of the Sellers or other provisions contained in this Agreement; (b) executory obligations under contracts which are disclosed on Schedule 3.20, which are not required to be accrued in the Balance Sheet under GAAP and which have been incurred in the ordinary course of business consistent with past practice; and (c) liabilities and obligations set forth on Schedule 3.9 hereto.

3.10. Property.

(a) The Sellers have good and marketable fee title to, or a valid, binding and enforceable leasehold interest in, all of its properties and assets (including the Real Property described below and those properties or assets reflected on the Balance Sheet or acquired by the Sellers since the Balance Sheet Date, except property sold or otherwise disposed of since the Balance Sheet Date), free and clear of all Encumbrances except (i) those disclosed in the Financial Statements or Schedule 3.10, (ii) leasehold interests and licenses granted by the Sellers to third parties as disclosed on Schedule 3.10, (iii) any liens for current Taxes not yet due and payable or which may thereafter be paid without penalty for which adequate reserves are being maintained in accordance with GAAP, (iv) zoning, building and other similar governmental restrictions and liens imposed by operation of law (including without limitation mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other similar liens imposed by operation of law arising from or incurred in the ordinary course of business and for which the underlying payments are not yet delinquent), and (v) easements, covenants, rights-of-way, building, use or other similar restrictions and imperfections of title and rights of third parties as disclosed on Schedule 3.10, none of which items referred to in clauses (i) through (v) materially impair or detract from the continued use and operations, or with respect to existing Real Property Leases for stores that are not yet opened, proposed uses and operations, of the property to which they relate (collectively, “Permitted Encumbrances”).

(b) Set forth on Schedule 3.10 is a true, complete and correct list of all leases for all real property leased or subleased by the Sellers (the “Leases”) and used in the Business, including all amendments thereto and the dates thereof (the “Leased Real Property”). The Sellers enjoy peaceful and undisturbed exclusive possession of the Leased Real Property sufficient for current use and operations.

(c) The Sellers have not received written notice of any material eminent domain, condemnation or other similar proceedings pending or threatened against the Sellers or otherwise affecting any portion of the Leased Real Property.

(d) The current use of the Leased Real Property in the conduct of the Business does not violate any instrument of record or agreement affecting the Leased Real Property and there is no violation of any covenant, condition, restriction, easement or order of any Governmental Body having jurisdiction over the Leased Real Property or the use or occupancy thereof, except for such violation as would not materially interfere with the continued use and operations of the property to which they relate or materially adversely affect the value thereof for its current use.

(e) The Leased Real Property is in compliance with all applicable building, zoning, subdivision, health and safety and other land use and similar applicable laws, rules and regulations affecting the Leased Real Property and the Sellers have not received any notice of any violation or claimed violation by any of them of any such laws, rules and regulations with respect to the Leased Real Property within the past three years which have not been resolved or for which any obligations of the Sellers remain to be fulfilled including, but not limited to payments of material monetary damages, fines or penalties, or completion of any remedial or corrective measures.

(f) Each of the Leases is valid, binding and enforceable in accordance with its terms and is in full force and effect, and assuming all consents identified on Schedule 3.10 have been obtained and all recapture rights identified on Schedule 3.10 waived, each Lease will continue to be valid, binding and enforceable in accordance with its terms and in full force and effect immediately following the Closing.

(g) The Sellers have made available to the Buyer true, correct and complete copies of all (i) title reports, title insurance policies and commitments therefor, (ii) surveys, (iii) licenses, certificates of occupancy, plans, specifications and permits and other documents pertaining to the Leased Real Property that are in the possession or control of the Sellers and (iv) each of the Leases, including all amendments, modifications and extensions, and together with all subordination, non-disturbance and/or attornment agreements related thereto.

(h) The Sellers have received no notice of default under the Leases and to the Seller’s knowledge, no lessor is in default under any Lease.

(i) No brokerage commissions are payable with regard to any of the Leased Real Property by either the Sellers or the lessor.

3.11. Condition of Assets.

(a) Except as set forth on Schedule 3.11, the machinery, equipment, tools, furniture, and other tangible assets of the Sellers included in the Purchased Assets, including those reflected in the Balance Sheet, are in good operating condition and repair (normal wear and tear excepted); are suitable for the purposes for which they are used in its business; and are structurally sound and free from patent defects. Except as set forth on Schedule 3.11, there is no material expenditure presently required to maintain such condition or state of repair or to replace any such tangible assets. The Purchased Assets represent all assets and rights that are used or useful in, necessary or material to, or relating to the operation of the Business as now operated. The Purchased Assets constitute all of the assets, properties, agreements, licenses, intellectual property and other rights which are necessary to enable Buyer to operate the Business on a stand-alone basis after the Closing consistent with past practice.

(b) To the knowledge of the Sellers, there are no material defects in, mechanical failure of or damage to any buildings or improvements on the Leased Real Property, including the roof, structure, elevators, walls, heating, ventilation, air conditioning, plumbing, electrical, drainage, fire alarm, communications, sprinkler, security and exhaust systems and their component parts, or other improvements on or forming a part of the Leased Real Property, all of which have been constructed in a good and workmanlike manner consistent with generally accepted practices for construction of similar structures.

3.12. Insurance.

(a) Attached hereto as Schedule 3.12 is a true, correct and complete list of all policies of insurance (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) covering any of the Purchased Assets or the Business. Genuine and complete copies of each of the insurance policies listed on Schedule 2.12 have been provided to the Buyer.

(b) With respect to each such insurance policy: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither the Sellers nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; (iv) neither the Sellers, any ERISA Affiliate (as defined below) nor the Buyer shall be subject to a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability; and (v) no party to the policy has repudiated any provision thereof. Except as set forth on Schedule 3.12, the Sellers have been fully covered at all times during the past five years by insurance in scope and amount customary and reasonable for the businesses in which it has engaged and the nature and amount of the liabilities it has incurred during the aforementioned period. Schedule 3.12 describes any self-insurance arrangements affecting the Sellers.

(c) Except as set forth on Schedule 3.12, all such insurance policies are on an “occurrence,” as opposed to “claims made,” basis.

(d) Except as set forth on Schedule 3.12, all such insurance policies are sufficient for compliance with all requirements of law and the Contracts (as defined below).

3.13. Environmental Matters. Except as disclosed on Schedule 3.13:

(a) With respect to the Purchased Assets and the Business, to the Sellers’ knowledge, the Sellers have conducted and are now conducting their operations in compliance with all applicable federal, state and local environmental and employee protection laws, rules, regulations, the common law, judgments, orders, consent agreements and requirements of all Authorities (“Environmental Laws”).

(b) To the Sellers’ knowledge, the Sellers hold and have been and are in compliance with all permits, certificates, licenses, approvals, registrations and authorizations relating to the Business required under Environmental Laws (“Environmental Permits”), all such Environmental Permits are in full force and effect and, to the extent required so that the Business can continue operations after the Closing in the same manner as conducted before the Closing, all Environmental Permits are transferable or assignable to the Buyer or can be reissued to the Buyer in the ordinary course without material delay, expense or new conditions, and the Sellers shall take all necessary actions so that such Environmental Permits are transferred, assigned or reissued as of Closing. Schedule 3.13 lists all such Environmental Permits and identifies whether such permits must be transferred or assigned and whether they are transferable or assignable. The Sellers have made or will make before the Closing timely application or notification for the renewal of all Environmental Permits for which Environmental Laws require that applications or notices must be filed on or before the Closing to maintain the Environmental Permits in full force and effect up to, through and after the Closing.

(c) The Business has not or does not presently use, possess, generate, treat, manufacture, process, handle, store, recycle, transport or dispose (“Manages” or “Management”, as the context requires) hazardous or toxic materials, substances, wastes, pollutants or contaminants (including, without limitation, petroleum, petroleum products, polychlorinated biphenyls (“PCBs”), radioactive materials, asbestos, or asbestos-containing materials) (“Hazardous Materials”) in quantities or in a manner which requires Environmental Permits or in a manner which has caused, causes or threatens to cause a Release (as defined below).

(d) The Sellers have not received any notice, citation, summons, order or complaint, and no penalty has been assessed or is pending or, to the knowledge of the Sellers after due inquiry, threatened by any third party (including, without limitation, any Authority) with respect to the Management or Release of Hazardous Materials by or on behalf of the Sellers, the Business or any of the Sellers’ predecessors or in relation to its past or present operations or with respect to the presence of or exposure to Hazardous Materials. The Sellers have not received and, to its knowledge after due inquiry, no one else has received, any request for information, notice of claims, demand or other notification that they (or any of their predecessors) are or may be potentially responsible with respect to any investigation, cleanup remedial action or other response action (“Remediation”) of Hazardous Materials (whether on-site or off-site).

(e) None of the Leased Real Property nor any property formerly owned, operated or leased by the Sellers or any of their predecessors is listed or proposed for listing on any list maintained by any governmental agency of sites requiring Remediation.

(f) There are no underground storage tanks, above ground storage tanks, asbestos containing materials or PCB-containing equipment located at, on or under the Leased Real Property or, to the Sellers’ knowledge, at any property formerly owned, operated or leased by the Sellers or any of their predecessors. Any underground or above ground storage tanks which have been removed or closed by or on behalf of the Sellers or any of their predecessors or for which any of them is or may be responsible have been removed or closed in compliance with applicable Environmental Laws and require no further Remediation under Environmental Laws.

(g) No Hazardous Materials have been or are threatened to be released, spilled, leaked, discharged, disposed of, pumped, poured, emitted, emptied, injected, leached, dumped or allowed to escape (“Released”) or are present in an uncontained state at, on, about, under or from the Leased Real Property or any property formerly owned, operated or leased by the Sellers or any of their predecessors or in connection with the operation of the Business.

(h) The Sellers do not know of, or have any reason to know of, any facts or circumstances related to environmental matters concerning the Business, the Leased Real Property, or any property formerly owned, operated or leased by the Sellers or any of their predecessors that could lead to any future environmental claims, liabilities, expenses or responsibilities against or of the Sellers, the Business or the Buyer.

(i) The Sellers have not retained or assumed, by contract, law or otherwise, any liability or responsibility for any environmental claims or conditions.

(j) All environmental inspections, investigations, studies, audits, tests, reviews or other analysis conducted in relation to the Sellers, the Business, the Leased Real Property or any property formerly owned, operated or leased by the Sellers or any of their predecessors (collectively, “Environmental Audits”) in the possession or control of the Sellers have been provided or made available to the Buyer, and all such Environmental Audits are listed on Schedule 3.13.

“Environmental Liabilities” means, regardless of whether any of the following are contained in any disclosure schedule to this Agreement or otherwise disclosed to the Buyer prior to the Closing, any (i) environmental conditions, including without limitation, the presence, Release, threat of Release, Management of or exposure to Hazardous Materials first occurring prior to the Closing Date at, on, in or under any property now or previously owned, operated or leased by the Sellers, by any of their predecessors in interest, or with respect to the Business, whether into the air, soil, ground or surface waters, on-site or off-site or Management of Hazardous Materials from an off-site source resulting from the acts or omissions of a third party); (ii) off-site transportation, storage, treatment, recycling, disposal or Release of Hazardous Materials Managed or Released by or on behalf of the Sellers or any of their predecessors in interest or the Business or at or from any property now or previously owned, operated or leased by the Sellers, any of their predecessors in interest or with respect to the Business; or (iii) violation of any Environmental Law first existing prior to the Closing Date (including, without limitation, costs and expenses for pollution control or monitoring equipment required to bring the Business into compliance with Environmental Laws and fines, penalties and reasonable defense costs incurred for such reasonable time after the Closing as it takes the Business to come into compliance with Environmental Laws).

3.14. Intellectual Property.

(a) Schedule 3.14 contains a complete and accurate list of all patents and patent applications, trademarks, service marks, trade names, and registrations and applications for registration of industrial designs, copyrights, trademarks, service marks, trade names, trade dress and domain names owned or licensed by the Sellers which are related to or otherwise necessary or material to the conduct of the Business or otherwise constituting any portion of the Purchased Assets specifying as to each such item, as applicable: (i) the owner of the item, (ii) the jurisdictions in which the item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective issuance, registration, or application number of the item, and (iv) the date of application and issuance or registration of the item.

(b) Schedule 3.14 also contains a complete and accurate list of all material licenses, sublicenses, consents and other agreements (whether written or otherwise) (i) pertaining to any patents, industrial design rights, trademarks, service marks, trade names, trade dress, copyrights, mask works, trade secrets, computer software programs (other than standard, commercially available programs), or other intellectual property used by the Sellers in the conduct of the Business, and (ii) by which the Sellers license or otherwise authorize a third party to use such intellectual property. Neither the Sellers nor any other party is in material breach of or default under any such license or other agreement and each such license or other agreement is now and immediately following the Closing shall be valid and in full force and effect.

(c) Except as explicitly indicated on Schedule 3.14, the Sellers own or are licensed or otherwise have the right to use, and immediately after Closing the Buyer will own or be licensed or otherwise have the right to use, all patents, industrial design rights, trademarks, service marks, trade names, trade dress, copyrights, inventions, technology, know-how, designs, formulae, trade secrets, confidential and proprietary information, computer software programs (other than standard, commercially available programs), domain names, and other intellectual property necessary for the operation of Business as it is currently conducted or currently proposed to be conducted.

(d) The operations of the Business do not, to the Sellers’ knowledge, infringe, dilute or otherwise violate the patents, industrial design rights, trademarks, service marks, trade names, trade dress, copyrights, mask works, trade secrets or other intellectual property rights of any third party, and no claim has been made, notice given, or dispute arisen to that effect. The Sellers do not have any pending claims that a third party has violated or infringed any of the Sellers’ patents, industrial design rights, trademarks, service marks, trade names, trade dress, copyrights, trade secrets or other proprietary rights related to the operations of the Business.

(e) Except as explicitly indicated on Schedule 3.14, all of the patents, industrial design registrations, trademark and service mark registrations, copyright registrations, and domain name registrations indicated on Schedule 3.14 are valid and in full force, are held of record in the name of the Sellers free and clear of all liens, encumbrances and other claims, and are not the subject of any cancellation or reexamination proceeding or any other proceeding challenging their extent or validity. Except as explicitly indicated on Schedule 3.14, either Aquafilm or Aquafilm USA is the applicant of record in all patent applications, and applications for trademark, service mark, trade dress, industrial design, and copyright registration indicated on Schedule 3.14, and no opposition, extension of time to oppose, interference, rejection, or refusal to register has been received in connection with any such application.

(f) Except as set forth on Schedule 3.14, none of the material trade secrets, know-how or other confidential or proprietary information of the Business has been disclosed to any person.

(g) The information technology systems owned, licensed, leased, operated on behalf of, or otherwise used or held for use by the Business, including all computer hardware, software, firmware and telecommunications systems, perform reliably and in material conformance with the appropriate specifications or documentation for such systems. Except for scheduled or routine maintenance, such information technology systems are fully available for use by the Business and, as applicable, by their customers and clients, 24 hours a day, 7 days a week. The Sellers have taken commercially reasonable steps to provide for the archival, back-up, recovery and restoration of the critical business data of the Business, including the provision of hot fail-over server capacity in the event of a systems failure or disaster. The computer software owned by the Sellers for operations of the Business and all of the licensed software used in the Business, perform in material conformance with the applicable documentation for such software, and do not contain any viruses, trapdoors, worms, or other disabling or malicious code.

(h) Except as set forth on Schedule 3.14, to the knowledge of the Sellers, no open source software forms part of any owned software of the Sellers that is used in the Business or was, or is, incorporated or distributed, in whole or in part, in conjunction with any such Seller owned software or was, or is, used in the conduct of the Business by the Sellers.

3.15. Permits. Except as set forth on Schedule 3.15, the Sellers are the legal and beneficial owner of all certificates, permits, franchises, licenses and authorizations (“Permits”) required by any Authority having or claiming jurisdiction over the Business, including the construction, alteration, operation, use and occupancy of the Leased Real Properties or any part thereof, or any of the improvements thereon, and including local health permits and certificates of occupancy or the local equivalents, if any, and certificates, authorizations and permits relating to fire approvals. All such Permits are in full force and effect and good standing. The Sellers are not in default (or non-compliance) under any Permit. No modification, suspension or cancellation of a Permit, or any proceeding relating thereto, is pending or, to the knowledge of the Sellers, threatened with respect to a Permit. No other proceeding is pending or, to the knowledge of the Sellers, threatened with respect to any such Permit. No notice has been received by the Sellers with respect to any failure by the Business to have any Permit. Schedule 3.15 sets forth a list of all Permits and all such Permits have been delivered to the Buyer.

3.16. Compliance with Laws. To the knowledge of the Sellers, the Sellers have conducted the Business, and are currently doing so in material compliance with all applicable statutes, rules, regulations and orders, federal, state and municipal. No notice, citation, summons or order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or threatened by any Authority (a) with respect to any alleged violations by the Sellers in connection with the conduct of the Business of any law, ordinance, rule, regulation or order of any governmental entity or (b) with respect to any alleged failure by the Sellers to have any permit, certificate, license, approval, registration or authorization required in connection with the Business or otherwise applicable to the Business.

3.17. Labor Matters.

(a) The relations of the Sellers with their employees are good. Except as set forth in Schedule 3.17(a), the Sellers are not party to or bound by any agreement with any labor organization, including any collective bargaining or similar agreement. Except as set forth in Schedule 3.17(a), (i) there is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of the Sellers, threatened against or affecting the Business, (ii) no employee of the Sellers is represented by any union or other labor organization, (iii) there is no unfair labor practice complaint or charge against the Business pending or, to the knowledge of the Sellers, threatened before the National Labor Relations Board or any other governmental agency, (iv) no grievance which could reasonably be expected to have a Material Adverse Effect is pending or, to the knowledge of the Sellers, threatened, (v) no private agreement restricts the Sellers from relocating, closing or terminating (in whole or in part) any of its operations or facilities; (vi) the Sellers have not committed any unfair labor practice in the past three years; (vii) the Sellers have no labor negotiations in process with any labor union or other labor organization; (viii) to the knowledge of the Sellers, there are no efforts in process by unions to organize any employees of the Sellers, and there are no representation petitions that have been filed with any governmental agency; and (ix) there are no pending or, to the knowledge of the Sellers, threatened claims against the Sellers (whether under federal or state law, employment agreements or otherwise) asserted by or on behalf of any present or former employee (or class of employees) of the Business, including but not limited to claims on account of or for (1) wages, salary or overtime pay other than for work done during the current payroll period; (2) vacation pay or pay in lieu of vacation or time off; or (3) any violation of any statute, ordinance or regulation governing the employment relationship, including, without limitation, those relating to employment discrimination, occupational health and safety, employee benefit plans, and minimum wages or maximum hours. None of the Sellers’ employees working for the Business is subject to any covenant not to compete, confidentiality agreement or other contract or commitment that limits or restrains such employee from engaging in or competing with any business of any person. The Sellers have not experienced any work stoppage, strike, slowdown, picketing, leafleting, or union organizational efforts, or other concerted labor activity since January 1, 2000. Since January 1, 2001, in the United States the Sellers have not effectuated a “plant closing” (as defined in the United States Worker Adjustment and Retraining Notification Act (“WARN”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, and there has not occurred a “mass layoff” (as defined in WARN) affecting any site of employment or facility of the Sellers. Except as disclosed on Schedule 3.17(a), at no time during the last 90-days has either of the Sellers experienced an “employment loss” (as defined in WARN) at any “single site of employment” (as defined in WARN).

(b) Except as set forth in Schedule 3.17(b), the Sellers have not had any workers’ compensation claims asserted against it during the three years preceding the date hereof. The Sellers have not had asserted against it any workers’ compensation claim which has had or could reasonably be expected to have a Material Adverse Effect.

3.18. Absence of Changes. Except as and to the extent set forth on Schedule 3.18, since the Balance Sheet Date, the Sellers have conducted the Business only in the ordinary course and in accordance with past practices. Without limiting the foregoing, except as set forth in Schedule 3.18, from the Balance Sheet Date, the Sellers, with respect to the Business, have not:

(a) increased, or experienced any change in any assumptions underlying or methods of calculating, any bad debt, contingency, tax or other reserves or changed its accounting practices, methods or assumptions (including changes in estimates or valuation methods);

(b) entered into any lease or sublease of real property or exercised any purchase options or rights of first refusal contained in any lease, or terminated, surrendered, canceled or assigned any of its properties demised under any Leased Real Property, or any part thereof;

(c) permitted or allowed any of its Leased Real Property or assets (real, personal or mixed, tangible or intangible) to be subjected to any Encumbrance, except for Permitted Encumbrances;

(d) written down the value of any assets (including write-downs by reason of shrinkage or mark-down);

(e) canceled any debts or waived any claims or rights;

(f) sold, transferred, or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible), except for inventory in the ordinary course of business consistent with past practice or dispositions of obsolete furniture, fixtures and equipment which are not material in the aggregate;

(g) disposed of or permitted to lapse any rights to the use of any intellectual property or disposed of or disclosed (except as necessary in the conduct of its business) to any person, other than representatives of the Buyer, any trade secret, formula, process or know-how not a matter of public knowledge prior to such disclosure;

(h) granted any increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or any increases in the compensation payable or to become payable to any officer or employee, except for normal increases granted in the ordinary course of business consistent with past practices or pursuant to employment contracts or collective bargaining agreements, which employment agreements or collective bargaining agreements are disclosed on Schedule 3.18, or entered into or amended any employment, consulting or similar agreement or made any agreement or commitment to pay any severance or similar compensation;

(i) made any single capital expenditure or commitment in excess of $10,000 for additions to property, plant, equipment or intangible capital assets or made aggregate capital expenditures and commitments in excess of $25,000 for additions to property, plant, equipment or intangible capital assets;

(j) declared, paid or set aside for payment any dividend or other distribution in respect of its capital stock or redeemed, purchased or otherwise acquired, or offered, sold or issued, directly or indirectly, any shares of capital stock or other securities of the Sellers (including options, warrants or rights to acquire securities), or merged or consolidated with any person or effected any share exchange, reclassification or subdivision of any of its capital stock or adopted any plan of liquidation or dissolution or other reorganization, or acquired the stock, assets or business of any other person;

(k) paid, distributed, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with the officers or directors of the Sellers, or any affiliate or associate of any officers or directors of the Sellers, other than in the ordinary course of business consistent with past practice;

(l) made any election for Tax purposes (or had any election made on its behalf);

(m) incurred any liabilities or obligations (absolute, accrued, contingent or otherwise, including by way of surety or guaranty) for the borrowing of money or the payment of money other than payment liabilities for inventory or supplies incurred in the ordinary course of business consistent with past practice;

(n) paid, discharged or satisfied any claim, liabilities or obligations (absolute, accrued, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities and obligations reflected on or reserved against on the Financial Statements or incurred in the ordinary course of business consistent with past practice since the date of the Financial Statements;

(o) incurred any damage, destruction or loss, whether or not covered by insurance, adversely affecting the Leased Real Property, Business or prospects of the Sellers, or any material deterioration in the operating condition of the Sellers;

(p) experienced any material adverse change or become aware of any threat of any adverse change in the Sellers’ relations with, or any loss or threat of loss of, any of the Sellers’ important suppliers, vendors, clients, distributors, brokers, employees or customers, including any change or loss that may result from the transactions contemplated by this Agreement;

(q) made any change or modification in the Sellers’ existing credit, collection and payment policies, procedures and practices with respect to receivables or payables;

(r) entered into any transaction or agreement, or experienced any event, outside the ordinary course of the Sellers’ business or inconsistent with past practice;

(s) made or permitted to be made any alterations, improvements or additions to the Leased Real Property;

(t) amended, modified, substituted, clarified, withdrew from, allowed to lapse, terminated, suspended, changed, permitted, suffered or acquiesced to any change in any of the Leased Real Property; or

(u) agreed, whether in writing or otherwise, to take any action described in this Section 3.18.

3.19. Transactions with Affiliates. Except as set forth on Schedule 3.19 hereto, neither the Sellers, the Selling Stockholders nor any affiliate, as defined in Rule 405 under the Securities Act (“affiliate”), of the Sellers or the Selling Shareholders, nor the Sellers’ officers, directors or employees (or any relative or spouse of the foregoing persons who has the same home as such person or any other associate, as defined in Rule 405 under the Securities Act (“associate”), of such), has any interest, directly or indirectly, in any lease, Encumbrance, contract, license, loan or other agreement or commitment to which either of the Sellers are a party, or any property or asset used or owned by, or any interest in any supplier of, the Sellers. Except as set forth on Schedule 3.19 hereto, the Sellers are not indebted, directly or indirectly, to (a) any affiliate, (b) any Selling Stockholder or (c) any officer, director or employee of the Sellers or any subsidiary (or any of their associates) for any liability or obligation, whether arising by reason of stock ownership, oral or written agreement or understanding or otherwise. Schedule 3.19 contains a complete and accurate list of all employees of the Sellers owing more than $5,000 (except in respect of advances for business expenses, none of which exceeds $7,500 individually or $10,000 in the aggregate) in principal to the Sellers or any subsidiary, setting forth the amounts owned, the applicable interest rates, a description of the security and the maturity dates of all such debts.

3.20. Contracts and Commitments. Schedule 3.20 hereto contains a complete, current and correct list of all material contracts, commitments, obligations or agreements of the Sellers relating to the operations of the Business, and all amendments thereto, whether written or oral (the “Contracts”). For purposes of this Section 3.20, a contract which is “material” to the Business shall include any single contract, whether written or oral:

(a) for the purchase or sale of raw materials, commodities, supplies, inventory, products or other tangible personal property, or for the furnishing or receipt of services, the performance of which (i) will extend over a period of more than one year, or (ii) involves consideration in excess of $10,000;

(b) which constitutes a consulting or similar agreement having a term greater than one year or which constitutes an employment agreement or an agreement which calls for severance payments;

(c) which constitutes an agreement by the Sellers to pay an employee or former employee compensation (including any bonus but excluding any benefits made available to Seller’s employees generally);

(d) which constitutes an agreement which restricts the Sellers from carrying out its business anywhere in the world or from competing with any other person or which is a confidentiality or non-disclosure agreement;

(e) which constitutes an agreement by the Sellers with any affiliate;

(f) which constitutes a franchising, partnership, joint venture or similar agreement;

(g) which is a lease or other agreement relating to real property, including the Leased Real Property;

(h) which relates to indebtedness for borrowed money or indemnification or any guarantee of the Sellers (including any letter of credit) or which grants any Encumbrance (other than a Permitted Encumbrance) on any assets, rights or properties of the Sellers, or which is a tax sharing or similar agreement;

(i) which deals with any environmental investigations or remediations;

(j) which is a license or similar agreement for intellectual property, whether as licensee or licensor;

(k) which constitutes a union or other collective bargaining agreement;

(l) which includes or constitutes a power of attorney;

(m) which requires the consent of any party thereto to the consummation of the transactions contemplated hereby;

(n) which was entered into other than in the ordinary course of business; or

(o) where the consequences of a breach or default thereunder, or the termination, expiration or cancellation thereof, could reasonably be expected to result in a Material Adverse Effect.

True, correct and complete copies of all written Contracts described on Schedule 3.20 have been delivered to the Buyer, together with a complete written description of any oral Contract. Each of the Contracts (including the Real Property Leases) is legal, valid and in full force and effect and is valid, binding and enforceable by the Sellers, as applicable, in accordance with its terms. Except as set forth on Schedule 3.20, the Sellers are not in material default under and has not materially breached any of the Contracts or any other contracts of the Sellers and no act or omission has occurred which, with notice or lapse of time or both, would constitute a material breach or default under any term or provision of any such Contract. To the knowledge the Sellers, no other party is in material breach or default under any of such Contracts, and no act or omission has occurred by any other party thereto which, with notice or lapse of time or both, would constitute such a material breach or default under any term or provision thereof.

3.21. Benefit Plans.

(a) Set forth on Schedule 3.21(a) is a true and complete list of each (i) employee benefit plan, as defined in Section 3(3) of ERISA (including any “multiemployer plan” as defined in Section 3(37) of ERISA) or (ii) other pension, retirement, supplemental retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, stock purchase, stock ownership, stock option, stock appreciation right, employment, severance, salary continuation, termination, change-of-control, health, life, disability, group insurance, vacation, holiday and fringe benefit plan, program, contract, or arrangement maintained, contributed to, or required to be contributed to, by the Sellers or any ERISA Affiliate for the benefit of any employee, former employee, director, officer or independent contractor of the Sellers or under which the Sellers or any ERISA Affiliate has any liability with respect to any employee, former employee, director, officer or independent contractor of the Sellers (the “Benefit Plans”).

(b) As applicable with respect to each Benefit Plan, the Sellers have delivered to the Buyer true and complete copies of (i) each Benefit Plan, including all amendments thereto, and in the case of an unwritten Benefit Plan, a written description thereof, (ii) all trust documents, investment management contracts, custodial agreements and insurance contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the three most recent annual reports (Form 5500 and all schedules thereto) filed with the Internal Revenue Service (“IRS”), (v) the most recent IRS determination letter and each currently pending application to the IRS for a determination letter, (vi) the three most recent summary annual reports, actuarial reports, financial statements and trustee reports and (vii) all records, notices and filings concerning IRS or Department of Labor audits or investigations, prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code and reportable events within the meaning of Section 4043 of ERISA.

(c) Except as otherwise disclosed with particularity on Schedule 3.21(c):

(i) The Sellers and each ERISA Affiliate are in material compliance with the provisions of ERISA and the Code applicable to the Benefit Plans. Each Benefit Plan has been maintained, operated and administered in material compliance with its terms and any related documents or agreements and the applicable provisions of ERISA and the Code.

(ii) The Benefit Plans maintained by the Sellers which are employee pension benefit plans within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code (each a “Pension Plan”) now meet, and at all times since their inception have met the requirements for such qualification, and the related trusts are now, and at all times since their inception have been, exempt from taxation under Section 501(a) of the Code.

(iii) All Pension Plans have received determination letters from the IRS to the effect that such Pension Plans are qualified and the related trusts are exempt from federal income taxes and no determination letter with respect to any Pension Plan has been revoked nor, to the knowledge of the Sellers, is there any reason for such revocation, nor has any Pension Plan been amended since the date of its most recent determination letter in any respect which would adversely affect its qualification.

(iv) All contributions to, and payments from, any Benefit Plan which may have been required in accordance with the terms of such Benefit Plan or any related document have been timely made. All such contributions to, and payments from, any Benefit Plan, except those to be made from a trust, qualified under Section 401(a) of the Code, for any period ending before the Closing Date that are not yet, but will be, required, are properly accrued and reflected on the Balance Sheet.

(v) No Benefit Plan that is a single employer plan within the meaning of Section 3(41) of ERISA is now or at any time has been subject to Part 3, Subtitle B of Title I of ERISA or Title IV of ERISA.

(vi) Except as specifically listed on Schedule 3.21(c)(vi), at no time since December 31 1995, have the Sellers or any ERISA Affiliate, been required to contribute to, or incurred any withdrawal liability, within the meaning of Section 4201 of ERISA to any multiemployer pension plan, within the meaning of Section 3(37) of ERISA nor do the Sellers or any ERISA Affiliate have any potential withdrawal liability arising from a transaction described in Section 4204 of ERISA. All required contributions, withdrawal liability payments or other payments of any type that the Sellers or any ERISA Affiliate have been obligated to make to any multiemployer plan have been duly and timely made. Any withdrawal liability incurred with respect to any multiemployer plan which was required to be paid has been fully paid as of the date hereof. Neither the Sellers nor any ERISA Affiliate has undertaken any course of action that could reasonably be expected to lead to a complete or partial withdrawal from any multiemployer plan.

(vii) There are no pending audits or investigations by any Authority involving the Benefit Plans, and no pending or, to the knowledge of the Sellers, threatened claims (except for individual claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings involving any Benefit Plan, any fiduciary thereof or service provider thereto, nor to the knowledge of the Sellers, is there any basis for any such claim, suit or proceeding.

(viii) Neither the Sellers, any ERISA Affiliate, nor to the knowledge of the Sellers, any fiduciary, trustee or administrator of any Benefit Plan, have engaged in or, in connection with the transactions contemplated by this Agreement, will engage in any transaction with respect to any Benefit Plan which would subject any such Benefit Plan, the Seller, any ERISA Affiliate, or the Buyer to a tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code. None of the assets of any Benefit Plan is invested in any property constituting employer real property or an employer security, within the meaning of Section 407 of ERISA.

(ix) All insurance premiums with respect to any insurance policy related to a Benefit Plan for any period up to and including the Closing Date attributable to the Sellers and its employees shall have been paid, or accrued and booked on or before the Closing Date, and, with respect to any such insurance policy or premium payment obligation, the Sellers shall not be subject to a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability.

(x) With respect to each Benefit Plan that is a “Group Health Plan” within the meaning of Section 607 of ERISA and that is subject to Section 4980B of the Code, the Sellers and each ERISA Affiliate comply in all material respects with the continuation coverage requirements of the Code and ERISA.

(xi) No Benefit Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (A) coverage mandated by law or (B) death or retirement benefits under a Benefit Plan qualified under Section 401(a) of the Code. Neither the Sellers nor any ERISA Affiliate has made a written or oral representation to any current or former employee of the Sellers promising or guaranteeing any employer paid continuation of medical, dental, life or disability coverage for any period of time beyond retirement or termination of employment.

(xii) The Sellers’ execution of, and performance of the transactions contemplated by this Agreement will not constitute an event under any Benefit Plan that will result in any payment (whether as severance pay or otherwise), acceleration, vesting or increase in benefits with respect to any employee. No Benefit Plan provides for “parachute payments” within the meaning of Section 280G of the Code.

(xiii) All of the individuals whose primary responsibility relate to the business of the Sellers are employed by the Sellers and no such individual is employed by any other ERISA Affiliate.

(d) As used herein, the capitalized terms below have the following meanings:

(i) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(ii) “ERISA Affiliate” means (i) any corporation included with the Sellers in a controlled group of corporations within the meaning of Section 414(b) of the Code; (ii) any trade or business (whether or not incorporated) which is under common control with the Sellers within the meaning of Section 414(c) of the Code; (iii) any member of an affiliated service group of which the Sellers are a member within the meaning of Section 414(m) of the Code; or (iv) any other person or entity treated as an affiliate of the Sellers under Section 414(o) of the Code.

3.22. Absence of Questionable Payments. Neither the Sellers or any of the Selling Stockholders, nor the Sellers’ directors, officers or employees nor, to the knowledge of the Sellers, any agent or other persons acting on its behalf, has used any company or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds. Neither the Sellers or any of the Selling Stockholders, nor the Sellers’ directors, officers or employees nor, to the knowledge of the Sellers, any agent or other persons acting on its behalf, has accepted or received any unlawful contributions, payments, gifts, or expenditures.

3.23. Inventory. All of the Inventory of the Sellers related to the Business is valued at the lower of cost or market, the cost thereof being determined on a first-in, first-out basis, except as disclosed in the Financial Statements. Attached hereto as Schedule 3.23 is a summary of the inventory of raw materials, purchased components and finished goods of the Sellers as of the last day of the month for the month immediately preceding the present month. Except as disclosed on Schedule 3.23, all of the Inventory of the Sellers reflected in the Balance Sheet and all such Inventory acquired since the Balance Sheet Date consist of items of a quality and quantity useable and saleable in the ordinary course of the Business within a reasonable period of time at normal profit margins. Except as set forth on Schedule 3.23, (a) none of the Inventory (whether raw materials, work-in-process or finished goods) reflected on the Balance Sheet and (b) none of such inventory acquired after the Balance Sheet Date is obsolete or otherwise not saleable within a reasonable period of time. All of the Inventory (whether raw materials, work-in-process or finished goods) reflected on the Balance Sheet and all such inventory acquired after the Balance Sheet Date are of such quality as to meet or exceed the Sellers’ internal standards and any applicable governmental quality control standards. The Inventory levels of the Business have been maintained at the levels required for the operation of the Business as conducted prior to and as of the date of hereof and these levels will be adequate for operation of the businesses of the Business after Closing in the manner consistent with the operation of its business prior to the Closing.

3.24. Accounts Receivable. All of the accounts and notes receivable of the Business represent amounts receivable for merchandise actually delivered or services actually provided (or, in the case of non-trade accounts or notes represent amounts receivable in respect of other bona-fide business transactions), have arisen from bona-fide transactions in the ordinary course of business, are not subject to any defenses, counterclaims or offsets and have been billed and are due and collectible within 30 days after such billing. All such receivables are fully collectible in the normal and ordinary course of business, except to the extent of a reserve in an amount not in excess of the reserve for doubtful accounts of the Business reflected on the Balance Sheet, and none of such receivables represent intra-company or affiliate transactions. The reserve for doubtful accounts on the Balance Sheet is in accordance with GAAP and is adequate. Schedule 3.24 sets forth (a) the total amount of accounts receivable of the Sellers outstanding as of the last day of the month immediately preceding the present month and (b) the agings of such receivables based on the following schedule: 0-30 days, 31-60 days, 61-90 days, and over 90 days, from the due date thereof.

3.25. Bank Accounts; Officers and Directors. Schedule 3.25 sets forth the following information:

(a) the name of each bank in which the Sellers has an account or safe deposit box or standby letter of credit relating to the Business, the identifying numbers or symbols thereof and the names of all persons authorized to draw thereon or to have access thereto; and

(b) the names and titles of all officers and directors of the Sellers and of each trustee, fiduciary or plan administrator of each employee benefit plan of the Sellers.

3.26. Products Liability. Except as set forth on Schedule 3.26, there are no (a) liabilities of the Business, fixed or contingent, asserted or, to the Sellers’ knowledge, unasserted, with respect to any products liability or any similar claim that relates to any product manufactured or sold by the Sellers to others, or (b) liabilities of the Business, fixed or contingent, asserted or, to the Sellers’ knowledge, unasserted, with respect to any claim for the breach of any express or implied product warranty or any other similar claim with respect to any product manufactured or sold by the Sellers to others other than standard warranty obligations (to replace or refund) made by the Sellers in the ordinary course of business to purchasers of its products related to the Business.

3.27. Customer Relationships. Schedule 3.27 lists the ten customers who purchased the largest dollar amounts of goods and services from the Business in 2001 with a breakdown showing those amounts. Except as set forth in Schedule 3.27, as of the date hereof, none of those customers has terminated its relationship with the Business nor significantly reduced its level of purchases from the Business.

3.28. Disclosure. No representation or warranty or other statement made by the Sellers in this Agreement or any disclosure schedule, certificate or other document delivered hereunder contains any untrue statement of a material fact or omits any material fact necessary to make the statements contained herein or therein not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Sellers as follows:

4.1. Organization. The Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of Delaware and has all requisite power and authority to carry on their business as it is now being conducted, and to execute, deliver, and perform this Agreement and to consummate the transactions contemplated hereby.

4.2. Authorization; Binding Agreement. The Buyer has full limited liability company power and authority to execute and deliver the Transaction Documents and each other document or instrument contemplated hereby, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Buyer of the Transaction Documents and each other document or instrument executed or to be executed by it in connection herewith, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action. The Transaction Documents have been, and each other document or instrument to be executed by the Buyer in connection herewith will be, duly executed and delivered by the Buyer, and constitute, or will constitute, legal, valid and binding obligations of the Buyer, enforceable against it in accordance with their respective terms.

4.3. Conflicts, Consents and Approvals. Except as set forth on Schedule 4.3, the execution and delivery by the Buyer of the Transaction Documents and any other documents or instruments contemplated hereby, the performance by the Buyer of its obligations hereunder and thereunder, and the consummation by the Buyer of the transactions contemplated hereby and thereby, do not and will not:

(a) violate or conflict with or result in a breach of any provision of the Certificate of Organization of the Buyer;

(b) require any consent, approval or notice under, or conflict with, or result in a violation or breach of, or constitute (with or without the giving of notice or the lapse of time or both) a default (or give rise to any right of termination, modification, cancellation or acceleration or result in the creation or imposition of any Encumbrance upon the property of the Buyer) under, any of the terms, conditions or provisions of any (i) note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Buyer is a party or by which any portion of its properties or assets may be bound, or (ii) permit, license, approval, franchise or other governmental or regulatory authorization held or used by or binding on the Buyer;

(c) violate or contravene any law, statute, rule or regulation, or any order, writ, judgment, injunction, decree, determination or award currently in effect; or

(d) require any action, consent, approval or authorization of, or review by, or declaration, registration or filing with, or notice to, any Authority, or any stock exchange or similar self-regulatory organization.

4.4. No Brokers or Finders. Neither the Buyer nor any of its affiliates, nor any of their respective officers, directors, or employees, (a) has employed (or will employ) any broker or finder, or (b) has incurred (or will incur) any liability for any brokerage fees, commissions or finders’ fees or expenses or indemnification or similar obligations in connection with the transactions contemplated by this Agreement.

ARTICLE V

CERTAIN COVENANTS

5.1. Public Announcements. The Buyer, on the one hand, and the Sellers on the other hand, shall not, and shall cause their affiliates not to, issue or cause the publication of any press release or any other public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party, except as required by applicable law or by any competent judicial or regulatory authority or pursuant to the AIM Rules.

5.2. Further Assurances. The Buyer, on the one hand, and the Sellers, on the other hand, agree that subsequent to the Closing Date, at the request of the other party, they will execute and deliver, or cause to be executed and delivered, to the other party such further instruments and take such other action as may be reasonably necessary to carry out the transactions contemplated by this Agreement.

5.3. Transfer Agreements. At the Closing, the Sellers shall execute and deliver (i) the assumption agreement (the “Assumption Agreement”) in the form of Exhibit B, and (ii) the bill of sale (the “Bill of Sale”) in the form of Exhibit C.

5.4. Release. At the Closing, each Selling Stockholder and the Sellers shall execute and deliver a release in the form of Exhibit E hereto (the “Release”).

5.5. Consents. Prior to the execution and delivery of this Agreement, the Sellers shall use their best efforts to obtain the consents required from the relevant parties pursuant to the contracts and governmental authorizations set forth on Schedule 3.4.

5.6. Best Efforts. Each of the parties hereto will use its reasonable best efforts to cause the conditions to Closing set forth herein to be satisfied as soon as reasonably practicable.

5.7. Employees, Vendors and Customers. Prior to the Closing, the Sellers shall cooperate with the Buyer in making any required communications with current or former employees regarding the transactions contemplated by this Agreement and any employee benefit plans or other benefit arrangements. Subsequent to the Closing, the Sellers shall cooperate with the Buyer in conveying to the customers, suppliers and other interested parties of the Business that a change in ownership of the Business has occurred and to preserve intact the business organization and relationship of the Business with such parties.

5.8. Tax Matters. The Buyer and the Sellers agree that the sale of the Purchased Assets hereunder is a fully taxable sale for income tax purposes. The Buyer and the Sellers recognize their mutual obligations pursuant to Section 1060 of the Code to timely file IRS Form 8594 (the “Asset Acquisition Statement”) with each of their respective federal income tax returns. Accordingly, the Buyer and the Sellers agree to cooperate in the preparation of the Asset Acquisition Statement for timely filing in each of their respective federal income tax returns in accordance with a written statement (the “Statement of Allocation”) prepared in accordance with Schedule 5.8, setting forth an allocation of the consideration paid for the Purchased Assets among such Purchased Assets in accordance with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder. The Statement of Allocation shall be prepared by the Buyer. The Buyer shall deliver, subject to Sellers’ prior review and written approval, which approval shall not be unreasonably withheld, the Statement of Allocation to the Sellers at the Closing. Unless otherwise prohibited by law, all Tax Returns of the Buyer and the Sellers shall be filed consistently with the allocations made pursuant to the Statement of Allocation. The Sellers and the Buyer acknowledge and agree that (i) the Sellers will be responsible for and perform all Tax withholding, payment and reporting duties with respect to any wages and other compensation paid by the Sellers to any employee in connection with the operation of the Business prior to or on the Closing Date; and (ii) the Buyer will be responsible for and perform all Tax withholding, payment and reporting duties with respect to any wages and other compensation paid by the Buyer to any employee in connection with the operation of the Business after the Closing Date. The Sellers and the Buyer agree to follow the Standard Procedure specified in Rev. Proc. 96-60, 1996-2 C.B. 399, whereby, among other things, each will be responsible for the reporting duties with respect to its own wages and compensation to employees in connection with the operation of the Business.

5.9. Employee Matters. Attached as Schedule 5.9 is a true, complete and accurate list of each individual actively employed in the operation of the Business as of the date of this Agreement identified by: name, social security number, date of birth, work location, hire date, job title, vacation entitlement, accrued vacation and salary level or monthly wage, with an indication of whether such employee is on short-term disability or other leave of absence (the “Business Employees”).

5.10. No Employment Rights. Nothing contained in this Agreement shall confer upon any Business Employee any right with respect to employment by the Buyer or its affiliates, nor shall anything herein interfere with the right of the Buyer or its affiliates, following any employment of any Business Employee, to terminate the employment of any such employee at any time, with or without cause, or, restrict the Buyer or its affiliates in the exercise of their independent business judgment in modifying any of the terms and conditions of the employment of any such Business Employee.

5.11. Employment Agreement. At the Closing Scott Schaneville shall execute and deliver an employment agreement in the form of Exhibit E hereto (the “Employment Agreement”).

5.12. Non-Competition.

(a) The Sellers and each Selling Stockholder covenant and agree that on and after the Closing until the fifth anniversary of the Closing Date (the “Restricted Period”), neither of the Sellers nor any Selling Stockholder shall, and shall cause its respective affiliates to not, engage, directly or indirectly, in the ownership, management, operation or control of, or be connected as an officer, director, employee, stockholder, consultant, advisor, partner, or otherwise, whether or not compensated for any of the foregoing with, any business similar to, or in competition (directly or indirectly) with, the business of the development and manufacture of edible films manufactured from water soluble and water insoluble polymers with other soluble, digestible ingredients including, but not limited to, for the purpose of packaging applications, and for food, cosmetic, pharmaceutical and consumer dosing applications anywhere in the World (the “Geographic Area”). Ownership of stock of not more than 2% of the outstanding stock of any other publicly traded company shall not, in and of itself, be a violation of this Section 5.12.

(b) During the Restricted Period, neither the Sellers, any Selling Stockholder nor their respective affiliates shall (i) solicit, employ, retain as a consultant, interfere with or attempt to entice away from the Buyer or the Business, any individual who is, has agreed to be or within one year of such solicitation, employment, retention, interference or enticement has been, employed or retained by the Buyer, its affiliates or any successor to any of the foregoing, or (ii) engage or participate in any effort or act to induce any customers, suppliers, associates, or independent contractors of the Buyer, the Business, its affiliates or any successor to any of the foregoing to cease doing business or their association or employment with the Buyer, the Business, its affiliates or any successor to the foregoing.

(c) The Restricted Period shall be tolled with respect to (i) the Sellers, any Selling Stockholder and their respective affiliates during any period of violation of this covenant not to compete by either Seller and during any other period required for litigation during which the Buyer seeks to enforce this covenant against any of the Seller, the Selling Stockholders or its affiliates and (ii) as to any Selling Stockholder and their respective affiliates, during any period of violation of this covenant not to compete by such Selling Stockholder and during any other period required for litigation during which the Buyer seeks to enforce this covenant against such Selling Stockholder or his affiliates.

(d) In the event that any of the covenants contained in this Section 5.12 shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too long a period of time or over too large a Geographical Area or by reason of its being too extensive in any other respect, it shall be interpreted to extend only over the longest period of time for which it may be enforceable, and/or over the largest geographical area as to which it may be enforceable and/or to the maximum extent in all other aspects as to which it may be enforceable, all as determined by such court in such action. The Sellers and the Selling Stockholders acknowledge that both the five-year length of time and the geographic scope are considered by them to be reasonable given the nature of the business of the Business and are necessary to the protection of the Business.

(e) The restrictive covenants contained in this Section 5.12 are each covenants independent of any other provision of this Agreement, and the existence of any claim which the Sellers may allege against any other party to this Agreement, whether based on this Agreement or otherwise, shall not prevent the enforcement of these covenants. The Sellers and the Selling Stockholders acknowledge that the Buyer is purchasing the goodwill of the Business and the covenants contained in this Section 5.12 are essential to the protection of the Buyer’s investment in the Business and that the Buyer would not purchase the Business but for these covenants. The Sellers and the Selling Stockholders agree that a breach by any of the Sellers of this Section 5.12 shall cause irreparable harm to the Buyer and the Business and that the Buyer’s remedies at law for any breach or threat of breach of the provisions of this Section 5.12 shall be inadequate, and that Buyer shall be entitled to an injunction or injunctions to prevent breaches of this Section 5.12 and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which the Buyer may be entitled at law.

5.13. Litigation Support. In the event and for so long as any party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving any of the Business, the other party will cooperate with the contesting or defending party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under this Agreement).

5.14. Transition. The Sellers will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Business from maintaining the same business relationships with the Buyer after the Closing as it maintained with the Business prior to the Closing. To the extent practicable, the Sellers will refer all customer inquiries relating to the Business to the Buyer from and after the Closing.

5.15. No Third Party Beneficiaries. No provision of this Agreement shall create any third party beneficiary rights in any Business Employee, any beneficiary or dependents thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Business Employee by Buyer or under any benefit plan which Buyer may maintain.

5.16. Exclusivity. From and after the date hereof, the Sellers shall not, nor shall they authorize or permit any officer, director or employee of or any investment banker, broker, attorney, accountant, or other representative retained by the Sellers to, solicit, initiate or encourage (including by way of furnishing information) submission of any proposal or offer from any person which constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. As used herein, an “Acquisition Proposal” shall mean any proposal for a merger or other business combination involving the Business, or any proposal or offer to acquire in any manner an equity interest in or a material portion of the assets of the Business (other than sales in the ordinary course of business consistent with past practice). If the Sellers receives an Acquisition Proposal, the Sellers shall notify the Buyer immediately and shall provide to the Buyer a copy of any written documentation of such Acquisition Proposal.

5.17. Capital Financing. After Closing and in accordance with Schedule 5.17, the Buyer hereby covenants that it shall invest in the Business (a) an amount equal to One Million Dollars ($1,000,000) for working capital purposes and (b) an amount of up to Three Million Dollars ($3,000,000) for capital improvements in the Business’s facility located at 7455 Adamo Drive, Tampa, Florida.

5.18. Intellectual Property Matters. In order to allow the Buyer, its affiliates and licensees to make, use or sell any film products or applications, the Sellers covenant and agree on or after the date hereof that they will, at all times, pay and be responsible for all amounts owed to third parties with respect to any Intellectual Property owned or licensed by such third party regarding any actual or alleged infringement of any Intellectual Property including, without limitation, any amounts paid as judgments, fines, awards, settlements, royalties and licensing or other fees. Notwithstanding the foregoing, the Buyer hereby acknowledges and agrees that its sole remedy for a breach of this Section 5.18 shall be the right to offset any Losses incurred by the Buyer against the unpaid Aggregate Earn-Out Consideration.

5.19. Services.

(a) During the 45-day period after the Closing Date (the “Transition Period”), the Buyer shall provide to the Sellers the following services: (a) use of approximately 8,000 square feet of space in the building located at 7401 Adamo Drive, Tampa Florida for the storage of industrial water soluble film, raw material and finished goods for packaging and medical applications (the “Products”) and (ii) the use of employees of the Buyer, whose sole responsibility with respect to the Products will be for packaging and moving of the Products (collectively, the “Services”). In no event will the scope of a Service required to be performed hereunder exceed that described herein, unless the parties otherwise specifically agree in writing.

(b) Fee; Payment. In consideration for the performance of the Services, the Sellers shall pay to the Buyer Four Thousand Dollars ($4,000) for the use of the facility and the cost of any employee’s time on a fully-burdened basis plus 15%. The Sellers will pay the fees for the Services as such services are performed.

(c) Agreements. The parties hereby agree as follows:

(i) The Buyer makes no representations with respect to the condition or saleability of any of the Products.

(ii) The Buyer shall not liable to the Sellers or any third party for any Losses in connection with the provision of the Services or the condition of the Products other than as a result of the Buyer’s gross negligence or willful misconduct; provided, that notwithstanding the foregoing, in no such event, shall the Buyer be responsible for any Losses other than the direct cost of such Product.

(d) Removal of Products. The Sellers hereby covenant and agree that they shall, at their own cost and expense remove all Products from the Buyer’s facilities no later than forty-five days after execution of this Agreement.

(e) Independent Contractor. None of the parties is now, nor shall it be made by the provisions of this Section 5.19, an agent or legal representative of the other party for any purpose, and neither party has any right or authority to create any obligation, express or implied, on behalf of the other party, to accept any service of process upon it, or to receive any notices of any kind on its behalf. All activities by the Buyer hereunder shall be carried on by the Buyer as an independent contractor and not as an agent for the Sellers.

(f) Force Majeure. No party hereto shall be liable for loss arising out of a failure to perform or a delay in performing any of its obligations under this Agreement resulting from causes beyond its control, including, but not limited to, earthquake, acts of God, flood and acts of war.

ARTICLE VI

CONDITIONS

6.1. Conditions Precedent to the Buyer’s Obligations. The Buyer’s obligation to consummate the transactions contemplated hereby shall be subject to the fulfillment of each of the following conditions, any one or more of which may be waived in writing by the Buyer:

(a) The Sellers and the Selling Stockholders shall have performed in all material respects their obligations under this Agreement required to be performed on or prior to the Closing Date pursuant to the terms hereof;

(b) The representations and warranties of the Sellers contained in this Agreement that are not qualified by materiality shall be true and correct in all material respects, and the representations and warranties of the Sellers set forth in this Agreement that are qualified by materiality shall be true and correct, on and as of the Closing Date (irrespective of any notice delivered to the Buyer after the date hereof), and such representations and warranties shall be deemed made as of the Closing Date (other than representations and warranties that are expressly made as of a specified date, which shall be true and correct as of such specified date), with the same force and effect as though such representations and warranties had been made on and as of the Closing Date;

(c) There shall not have occurred after the date hereof any Material Adverse Effect;

(d) The Buyer shall have received a certificate of an executive officer of the Sellers, dated as of the Closing Date, certifying to the fulfillment of the conditions set forth in clauses (a), (b) and (c) above;

(e) The Buyer shall have received certificates, dated the Closing Date, duly executed by the Secretary or an Assistant Secretary of the Sellers certifying as to: (i) an attached copy of the resolutions of the Board of Directors (or a duly authorized committee) of the Sellers authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement and any other documents or instruments contemplated hereby, and stating that the resolutions thereby certified have not been amended, modified, revoked or rescinded; and (ii) the incumbency, authority and specimen signature of each officer of the Sellers, executing this Agreement or any other document or instrument contemplated hereby;

(f) The Buyer shall have received a certificate certifying as to the Sellers’ organization, valid existence and good standing as a domestic limited liability company or corporation, as applicable, in the state of its incorporation as of a date no more than five days prior to the Closing Date;

(g) The Buyer shall have received from Schaneville & Baringer, counsel for the Sellers, an opinion dated the Closing Date substantially in the form attached hereto as Exhibit D;

(h) Any material approvals and consents from all third parties, including Authorities, necessary or required to complete the transactions contemplated hereby or to retain the rights of the Business after such completion (including with respect to the Contracts, Permits and other items on Schedule 3.4 with such approval or consent to remain in effect for the benefit of the Business following consummation of the transactions contemplated hereby on the same terms as in effect prior to the Closing) shall have been obtained, and such approvals and consents shall not have expired or been withdrawn as of the Closing Date and all waiting periods specified by law the passing of which is necessary for the consummation of such transactions shall have passed or been terminated;

(i) The Buyer shall have completed its legal, financial and business due diligence which shall have revealed no breach of any representation or warranty of the Sellers contained herein and the Buyer shall be reasonably satisfied with all due diligence materials not disclosed prior to the delivery of the disclosure schedules as set forth in Section 6.1(s);

(j) The Sellers shall have duly executed and delivered the Transaction Documents;

(k) The Buyer shall have received from Scott Schaneville the executed Employment Agreement;

(l) No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated, enforced or threatened by any Authority which restrains, prohibits or prevents the consummation of the transactions contemplated hereby or seeks monetary relief by reason of the consummation of such transactions;

(m) The Sellers and the Selling Stockholders shall have duly executed and delivered Releases;

(n) The Buyer shall have completed a physical inventory and review of the Purchased Assets no later than March 20, 2004 such that (i) all scheduled Purchased Assets are owned and on site and free and clear of any Encumbrances and (ii) the Inventory shall have a net realizable value in excess of $530,000 (based upon the ability to sell such Inventory in the ordinary course of business within the next 180 days) as of the Closing Date and (iii) the tangible assets of the Sellers shall have a net book value of $1,598,555 (which assets shall be valued consistent with past practice) as of December 31, 2003.

(o) FIRPTA Certificate. The Sellers shall have duly executed and delivered an affidavit, in a form reasonably acceptable to the Buyer’s counsel, that it is not a foreign person, as defined in the Code;

(p) The Sellers shall have complied with all applicable bulk transfer laws in connection with this Agreement;

(q) The Placing Agreement remaining in full force and effect and not having been terminated prior to Admission and becoming unconditional in all respects (save in respect of any conditions as to this Agreement having been completed) in accordance with its terms;

(r) Admission occurring; and

(s) The Sellers shall have delivered to the Buyer within three days of the date of this Agreement all disclosure schedules required by this Agreement and the Buyer will have five days after such delivery to review the disclosure schedules, it being understood and agreed that Buyer shall be entitled to terminate this Agreement in the event that the disclosure schedules contain any materially adverse information not previously disclosed (which for purposes of this condition shall mean any amount in excess of $75,000).

6.2. Conditions Precedent to the Sellers’ Obligations. The Sellers’ obligation to consummate the transactions contemplated hereby shall be subject to the fulfillment of each of the following conditions, any one or more of which may be waived in writing by the Sellers:

(a) The Buyer shall have performed in all material respects its obligations under this Agreement required to be performed on or prior to the Closing Date pursuant to the terms hereof;

(b) The representations and warranties of the Buyer contained in this Agreement that are not qualified by materiality shall be true and correct in all material respects, and the representations and warranties of the Buyer set forth in this Agreement that are qualified by materiality shall be true and correct, on and as of the Closing Date (irrespective of any notice delivered to the Sellers after the date hereof), and such representations and warranties shall be deemed made as of the Closing Date (other than representations and warranties that are expressly made as of a specified date, which shall be true and correct as of such specified date), with the same force and effect as though such representations and warranties had been made on and as of the Closing Date;

(c) The Sellers shall have received a certificate of an executive officer of the Buyer, dated the Closing Date, on behalf of the Buyer, certifying to the fulfillment of the conditions set forth in clauses (a) and (b) above;

(d) The Sellers shall have received a certificate, dated the Closing Date, duly executed by the Secretary of the Buyer, on behalf of the Buyer, certifying as to: (i) an attached copy of the resolutions of the Board of Directors of the Buyer authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement and any other documents or instruments contemplated hereby, and stating that the resolutions thereby certified have not been amended, modified, revoked or rescinded; and (ii) the incumbency, authority and specimen signature of each officer of the Buyer executing this Agreement or any other document or instrument contemplated hereby;

(e) Any material approvals and consents from Authorities disclosed on Schedule 4.3 and necessary or required to complete the transactions contemplated hereby shall have been obtained, and such approvals and consents shall not have expired or been withdrawn as of the Closing Date.

ARTICLE VII

TERMINATION AND ABANDONMENT

7.1. Termination. Except with respect to provisions that expressly survive the termination of this Agreement, this Agreement may be terminated at any time prior to Closing:

(a) by mutual written agreement of the Buyer and the Sellers;

(b) by the Buyer (provided the Buyer is not in material breach of this Agreement), by written notice to the other parties hereto, at any time (i) if the representations and warranties of the Sellers in this Agreement were incorrect in any material respect when made, or (ii) the Sellers are in breach in any material respect of any of its covenants or agreements in this Agreement (a “Seller Breach”), and, in the case of clause (ii), such Sellers Breach continues uncured for 10 days after written notice thereof by the Buyer;

(c) by the Sellers (provided the Sellers are not in material breach of this Agreement), by written notice to the parties hereto, at any time (i) if the representations and warranties of the Buyer in this Agreement were incorrect in any material respect when made, or (ii) the Buyer is in breach in any material respect of any of its covenants or agreements in this Agreement (collectively, a “Buyer Breach”), and, in the case of clause (ii), such Buyer Breach continues uncured for 10 days after written notice thereof by the Sellers;

(d) by either the Buyer or the Sellers if a court of competent jurisdiction or governmental or regulatory body shall have issued an order, decree or ruling, or taken any other action, restraining, enjoining or otherwise prohibiting the Closing of the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and non-appealable; or

(e) by either the Buyer or the Sellers if the Closing shall not have occurred by April 15, 2004 and the terminating party is not in material breach of this Agreement.

7.2. Procedures and Effect of Termination. If this Agreement is terminated as provided herein, neither party shall have any liability or further obligation to any other party under the terms of this Agreement or otherwise, except for liabilities arising from a breach of this Agreement prior to such termination.

ARTICLE VIII

INDEMNIFICATION

8.1. The Sellers’ Obligations to Indemnify.

Subject to the limitations and procedures contained in this Article VII, the Sellers and the Selling Shareholders, jointly and severally, shall indemnify, defend and hold harmless, the Buyer and each of its affiliates, and its respective directors, officers, employees and representatives (each, a “Buyer Indemnified Party”), from and against any and all claims, losses, settlements, fines, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and attorneys’ fees and disbursements) (collectively, “Losses”) suffered, sustained, incurred or required to be paid by any such Buyer Indemnified Party due to, based upon, arising out of or otherwise in respect of (a) any inaccuracy in, or any breach of, any representation or warranty of the Sellers or the Selling Shareholders contained in this Agreement (or any schedule hereto or any certificate or other document delivered on behalf of the Sellers or the Selling Shareholders hereunder, including pursuant to Section 6.1), (b) any breach of any covenant or agreement of the Sellers or the Selling Shareholders contained in this Agreement, (c) the Retained Liabilities, and (d) the enforcement by any Buyer Indemnified Party of its rights under this Agreement. Notwithstanding the foregoing, each Selling Shareholder shall be liable for their own breaches or violations of the covenants and agreements contained in Section 5.12 hereof and shall not be responsible for any breaches of the covenants contained in Section 5.12 by any other Selling Shareholder.

8.2. The Buyer’s Obligations to Indemnify. Subject to the limitations and procedures contained in this Article VII, the Buyer shall indemnify, defend and hold harmless the Sellers and the Selling Shareholders and its respective affiliates and its respective directors, officers, employees and representatives (each, a “Seller Indemnified Party” and, together with the Buyer Indemnified Parties, the “Indemnified Parties”), from and against any and all Losses suffered, sustained, incurred or required to be paid by any such Seller Indemnified Party due to, based upon, arising out of or otherwise in respect of (a) any inaccuracy in, or breach of, any representation or warranty of the Buyer contained in this Agreement (or any schedule hereto or any certificate or other document delivered by the Buyer hereunder, including pursuant to Section 6.2), (b) any breach of any covenant or agreement of the Buyer contained in this Agreement and (c) the enforcement by any Seller Indemnified Party of its rights under this Agreement.

8.3. Notice and Opportunity to Defend. The obligations and liabilities of any party hereto against which indemnification is sought hereunder with respect to claims resulting from the assertion of liability by third parties shall be subject to this Section 8.3.

(a) Promptly after receipt by any Indemnified Party of notice of any demand or claim or the commencement (or threatened commencement) of any action, proceeding or investigation that could reasonably be expected to result in a Loss that is indemnifiable under this Agreement (an “Asserted Liability”), the Indemnified Party shall give notice thereof (a “Claims Notice”) to any party obligated to provide indemnification pursuant to Section 8.1 or 8.2 (each, an “Indemnifying Party”). Each Claims Notice shall describe the Asserted Liability in reasonable detail, and shall indicate the amount (estimated, if necessary) of the Loss that has been or may be suffered by the Indemnified Party. The rights of any Indemnified Party to be indemnified hereunder shall not be adversely affected by its failure to give, or its failure to timely give, a Claims Notice with respect thereto unless, and if so, only to the extent that, the Indemnifying Party is materially prejudiced thereby.

(b) The Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability if (i) the claim involves (and continues to involve) solely monetary damages and the Indemnifying Party’s assumption of the defense or settlement of such claim will not have an adverse effect on the Indemnified Party’s business, (ii) the Indemnifying Party expressly agrees in writing to the Indemnified Party that, as between the two, the Indemnifying Party is solely obligated to satisfy and discharge the claim, and (iii) the Indemnifying Party makes reasonably adequate provision to satisfy the Indemnified Party of the Indemnifying Party’s ability to satisfy and discharge the claim (the foregoing collectively, the “Litigation Conditions”); provided, however, that if the parties in any action shall include both an Indemnifying Party and an Indemnified Party, and the Indemnified Party shall have reasonably concluded that there are available different or additional defenses to the Indemnified Party, the Indemnified Party shall have the right to select separate counsel to participate in the defense of such action on its behalf, at the expense of the Indemnifying Party; and provided further, however, that the Indemnifying Party shall forfeit the right to control the defense or settlement of any such claim if, at any time after assuming the defense or settlement thereof, the Indemnifying Party no longer satisfies the Litigation Conditions. Subject to the foregoing, if the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall within thirty (30) days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnified Party of its intent to do so, and the Indemnified Party shall reasonably cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability. If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnified Party of its election as herein provided, or fails to satisfy the Litigation Conditions, the Indemnified Party may pay, compromise or defend such Asserted Liability. If the Indemnifying Party elects (and is permitted hereunder) to compromise or defend any Asserted Liability, the Indemnified Party may participate, at its own expense, in the compromise or defense of such Asserted Liability. If the Indemnifying Party chooses to defend any claim, the Indemnified Party shall, subject to receipt of a reasonable confidentiality agreement, make available to the Indemnifying Party any books, records or other documents within its control, and the reasonable assistance of its employees, for which the Indemnifying Party shall reimburse the Indemnified Party the reasonable out-of-pocket expenses of making them available. In any event, the Indemnifying Party shall not settle any Asserted Liability without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld. The Sellers have agreed to indemnify the Buyer and the Business for all existing Asserted Liabilities (among other things), and shall not settle any existing claims without the written consent of the Buyer, which shall not be unreasonably withheld.

8.4. Procedure for Claims by Parties. In the event that any party incurs or suffers any Losses with respect to which indemnification may be sought by such party pursuant to this Article VIII (other than in respect of third party claims), the Indemnified Party must assert the claim by a Claims Notice to the Indemnifying Party. The Claims Notice must state the nature and basis of the claim in reasonable detail based on the information available to the Indemnified Party. Each Indemnifying Party to whom a Claims Notice is given shall respond to any Indemnified Party that has given a Claims Notice (a “Claim Response”) within 30 days (the “Response Period”) after the date that the Claims Notice is delivered pursuant to Section 8.3(a). Any Claim Response shall specify whether or not the Indemnifying Party given the Claim Response disputes the claim described in the Claims Notice. If any Indemnifying Party fails to give a Claim Response within the Response Period, such Indemnifying Party shall be deemed not to dispute the claim described in the related Claims Notice. If any Indemnifying Party elects not to dispute a claim described in a Claims Notice, whether by failing to give a timely Claim Response or otherwise, then the amount of such claim shall be conclusively deemed to be an obligation of such Indemnifying Party. If an Indemnifying Party shall be obligated to indemnify a Indemnified Party hereunder, the Indemnifying Party shall pay to such Indemnified Party within 30 days after the last day of the applicable Response Period the amount to which such Indemnified Party shall be entitled. If any Indemnifying Party fails to pay all or any part of any indemnification obligation on or before the later to occur of (a) 30 days after the last day of the applicable Response Period and (b), if the Claims Notice relates to Losses that have not been liquidated as of the date of the Claims Notice, the date on which all or any part of such Losses shall have become liquidated and determined, then the Indemnifying Party shall also be obligated to pay to the Indemnified Party interest on the unpaid amount from such date for each day during which the obligation remains unpaid at a rate per annum equal to the Prime Rate.

8.5. Limitations on Indemnification. The indemnification provided for in Sections 8.1 and 8.2 shall be subject to the following limitations:

(a) The Sellers and the Selling Shareholders shall not be obligated to provide any such indemnification for Losses incurred under Section 8.1(a) unless the aggregate amount that the Buyer is entitled to recover in respect of all such claims exceeds $75,000 (the “Threshold”) and then such indemnification shall relate to all such Losses in excess of the Threshold; and, in any event, the maximum aggregate obligation of the Sellers and the Selling Shareholders hereunder for Losses incurred under Section 8.1(a) hereof shall not exceed the Purchase Price paid to the Sellers to the date of such Loss plus the cost associated with the assumption of the Assumed Liabilities (the “Maximum”); provided, that the limitations in this paragraph shall not apply to Losses arising in respect of claims relating to misrepresentations and breach of warranties relating to Section 3.1 hereof (relating to organization) and Section 3.3 hereof (relating to authority) which may be asserted without limitation.

(b) No claims for indemnification in respect of Sections 8.1(a) or 8.2(a)(i) shall be made after the date, if any, on which the applicable representation or warranty upon which such claim was based ceases to survive pursuant to Section 8.6.

(c) Solely for purposes of calculating the amount of Losses incurred arising out of or relating to any breach of a representation or warranty by the Buyer, the Sellers, or the Selling Shareholders (and not for purposes of determining whether or not a breach has occurred), the references to “Material Adverse Effect” or “Material Adverse Change” or other materiality qualifications (or correlative terms), including as expressed in accounting concepts such as GAAP, shall be disregarded.

(d) Notwithstanding anything in this Article VIII or any limitation provided herein, nothing herein shall prevent any of the parties hereto from (i) bringing an action based upon allegations of fraud or other willful or intentional misconduct or (ii) seeking injunctive or other equitable relief to enforce their rights under this Agreement. In the event such action is brought, the prevailing party’s attorneys’ fees and costs shall be paid by the nonprevailing party.

8.6. Survival of Representations and Warranties. The provisions set forth in Section 9.6 of this Agreement shall expressly and permanently survive the termination or abandonment of this Agreement. All covenants and agreements contained in this Agreement shall survive the Closing Date in perpetuity and shall remain in full force and effect. The representations and warranties set forth in Articles III and IV of this Agreement shall survive the Closing Date for a period of three (3) years, except (a) the representations in Sections 3.8, 3.13 and 3.21 shall survive until 30 days after the date on which the statute of limitations applicable to such matters expires, (b) the representations and warranties in Sections 3.1 - 3.4, 3.10(a) and 4.1 - 4.3 shall survive the Closing Date in perpetuity and (c) the foregoing time limitations shall not apply to any claims which have been the subject of a written notice prior to expiration of the applicable time period.

8.7. Purchase Price Adjustment. Any indemnification payable under this Article VIII shall be, to the extent permitted by law, an adjustment to the Purchase Price.

8.8. Right to Offset. Promptly after the Buyer incurs any Loss pursuant to this Article VIII, the Buyer may, at its sole discretion after exercising good faith, set off the amount of any such Loss described herein against moneys otherwise due to the Sellers or the Selling Shareholders under this or any other agreement between or among the parties.

ARTICLE IX

MISCELLANEOUS

9.1. Amendment and Modification. This Agreement may be amended, modified, supplemented or altered only by a written agreement signed by the Buyer and the Sellers.

9.2. Waiver of Compliance; Consents. Any failure of a party to comply with any obligation, covenant, agreement or condition herein may be waived, but only if such waiver is in writing and is signed by the party against whom the waiver is to be effective. Such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.2.

9.3. Notices. All notices and other communications hereunder shall be in writing (including by telecopy during business hours) and shall be deemed to have been duly given when delivered in person (including by overnight courier), when telecopied (with confirmation of transmission having been received) or three days after being mailed by registered or certified mail (postage prepaid, return receipt requested), in each case to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice).

(a) If to the Buyer:

Bio Films, LLC

c/o Bio-Progress plc

Hostmoor Avenue

March, Cambridgeshire

PE15 0AX

United Kingdom

Attention: Graham R. M. Hind

Facsimile No.: 011.44.135.465.5858

with a copy to:

Dechert LLP

2 Serjeants’ Inn

London EC4Y 1LT

United Kingdom

Attention: David E. Schulman. Esq.

Facsimile No.: 011.44.207.583.5353

(b) If to the Sellers:

Aquafilm, LLC

Aquafilm USA, Inc.

7455 Adamo Drive

Tampa, Florida 33619

Attention: Angel Oliva, Jr.

Facsimile No.: 813.248.2512

with a copy to:

Schaneville & Baringer

918 Government Street

Baton Rouge, Louisiana 70802

Attention: Dale Baringer, Esq.

Facsimile No.: 225.387.3198

9.4. Assignment; No Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties hereto; provided, however, that the Buyer may without such consent assign or delegate its rights and obligations hereunder or under any instrument executed in connection herewith as collateral security to any lender providing financing to the Buyer in connection herewith, but no such assignment shall relieve the Buyer of its obligations hereunder; provided further, however, that following the Closing, the Buyer may without such consent assign or delegate their rights and obligations under this Agreement to (i) any person who acquires (whether in a single transaction or a series of related transactions) (a) all or substantially all of the assets of the Buyer or the Business, or (b) a majority of the outstanding capital stock of the Buyer (or any of its affiliates) or (ii) any affiliate of Buyer. If the Sellers enter into any agreement or arrangement with respect to, or effects, any proposed sale, exchange, merger, consolidation, dividend or other distribution or liquidation of all or a substantial portion of its assets in one or a series of transactions, the Sellers shall provide for the assumption of its obligations under this Agreement by the successor to a substantial portion of the assets of the Sellers. The affiliates, directors, officers, employees and representatives of the Sellers and the Buyer are intended third party beneficiaries of Section 9.1 and Section 9.2 of this Agreement. Nothing else contained in this Agreement is intended to confer upon any person (including, any employees) other than the parties hereto and their respective successors and permitted assigns, any rights or remedies hereunder.

9.5. Expenses. Except as otherwise expressly provided herein, each of the parties hereto will bear its own expenses in connection with the negotiation, preparation, execution and delivery of this Agreement and the documents and instruments contemplated hereby and in connection with the transactions contemplated hereby and thereby, including all fees and disbursements of counsel, accountants, appraisers and other advisors retained by such party, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that any and all Taxes and related charges and all recording and filing fees, in each case that may be imposed (on either the Buyer or the Sellers) by reason of the sale, transfer, assignment or delivery of the Purchased Assets shall be borne 50% by the Buyer and 50% by the Sellers.

9.6. Governing Law. This Agreement, and all agreements, documents and instruments delivered pursuant hereto or incorporated herein, unless otherwise expressly provided therein, shall be governed by, and construed in accordance with, the substantive laws of the State of New York applicable to agreements made and to be performed entirely within such state, without reference to the conflicts of laws rules of such state.

9.7. No Contribution. The Sellers and the Selling Shareholders acknowledge and understand that notwithstanding that the Business is giving certain representations and warranties and undertaking certain obligations to the Buyer under this Agreement, the Sellers and the Selling Shareholders shall be fully responsible for the breach of any such representations, warranties, covenants or agreements pursuant to Article VIII of this Agreement by the Business, and after the Closing the Sellers, the Selling Shareholders and their respective affiliates shall have no right of contribution or other remedies against the Business as a result of a breach or alleged breach of any such representation, warranty, covenant or agreement in connection with any indemnification claim against the Sellers, the Selling Shareholders or otherwise.

9.8. Counterparts. This Agreement may be executed by the parties hereto individually or in any combination, in one or more counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

9.9. Entire Agreement. This Agreement, including the documents and instruments referred to herein or contemplated hereby embodies the entire agreement and understanding of the parties hereto in respect of the subject matter hereof. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof, including the letter of understanding dated as of January 27, 2004 and the amendment to the letter of understanding dated February 19, 2004.

9.10. Severability. If any provision or provisions of this Agreement or of any of the documents or instruments delivered pursuant hereto, or any portion of any provision hereof or thereof, shall be deemed invalid or unenforceable pursuant to a final determination of any court of competent jurisdiction or as a result of future legislative action, such determination or action shall be construed so as not to affect the validity or enforceability hereof or thereof and shall not affect the validity or effect of any other portion hereof or thereof.

9.11. Waiver. Waiver of any term or condition of this Agreement by any party shall be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term of this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.12. Arm’s Length Contract. This Agreement has been negotiated “at arm’s length” by the parties, each represented by counsel of its choice and each having an equal opportunity to participate in the drafting of the provisions hereof. Accordingly, in construing the provisions of this Agreement no party shall be presumed or deemed to be the “drafter” or “preparer” of the same.

9.13. Headings; Interpretation.

(a) The headings of the various Articles and Sections of this Agreement have been inserted for the purpose of convenience of reference only, and shall not be deemed in any manner to modify, explain, enlarge or restrict any of the provisions of this Agreement.

(b) When reference is made in this Agreement to an Article or Section or Schedule, such reference shall be to an Article, Section or Schedule of this Agreement unless otherwise indicated. Whenever the words “included”, “includes” or “including” (or any other tense or variation of the word “include”) are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All accounting terms used but not otherwise defined in this Agreement shall have the meanings determined by GAAP. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as to the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any document or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes. References in this Agreement to the “knowledge” of the Sellers shall refer to the knowledge, after due inquiry, of any employee thereof. In the event of a conflict, inconsistency or overlap between any representation, warranty or covenant contained herein, each such representation, warranty or covenant shall be read independently and not as a limitation or expansion of such other representation, warranty or covenant.

9.14. Specific Performance. The parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the parties agree that, in addition to any other remedies, each shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a result.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf as of the date first above written.

BIO FILMS, LLC

By	/s/ Graham Hind
Name: Graham Hind
Title: Chief Executive Officer

AQUAFILM, LLC

By	/s/ Angel Oliver, Jr.
Name: Angel Oliver, Jr.
Title:

AQUAFILM USA, INC.

By	/s/ Angel Oliver, Jr.
Name: Angel Oliver, Jr.
Title:

/s/ Angel Oliver, Jr.
Angel Oliver, Jr.

/s/ Angel Oliver, III
Angel Oliver, III

/s/ John Oliver, Sr.
John Oliver, Sr.

/s/ John Oliver, Jr.
John Oliver, Jr.

/s/ James M. Rossman
James M. Rossman

/s/ Scott P. Schaneville
Scott P. Schaneville